Exhibit 2.1

Merger Agreement

dated as of

September 17, 2010

by and among

Lenco Mobile Inc.,

Jetco Sub, Inc.

Jetcast, Inc.

and

the Stockholders of Jetcast, Inc.

i

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this "Agreement") is made as of September 17, 2010 by and among Lenco Mobile Inc., a Delaware corporation ("Lenco"), Jetco Sub, Inc., a Nevada corporation and a wholly owned subsidiary of Lenco ("Merger Sub"), Jetcast, Inc., a Nevada corporation ("Jetcast"), and John and Julie Williams, husband and wife as their community property, Jeff Pescatello, Todd and Maureen Wooten, husband and wife as their community property, MeTV Network, Inc., and The Williams Family Trust (individually, a "Stockholder" and collectively, the "Stockholders").  Lenco, Merger Sub, Jetcast and the Stockholders are sometimes individually referred to herein as a "Party" and collectively as the "Parties".

WHEREAS, each of the respective Boards of Directors of Lenco, Merger Sub and Jetcast have approved the merger of Merger Sub with and into Jetcast (the "Merger") so that Jetcast shall continue to be the surviving corporation in the Merger, upon the terms of and subject to the conditions set forth in this Agreement and in accordance with the provisions of the Nevada Corporations Code (the "NCC");

WHEREAS, the Board of Directors of Jetcast has determined to recommend to its stockholders the approval of this Agreement and the Merger;

WHEREAS, Lenco, as the sole stockholder of Merger Sub, has adopted and approved this Agreement and the Merger, and the Board of Directors of Lenco has authorized the issuance of shares of Lenco Common Stock in connection with this Agreement;

WHEREAS, for United States federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound, the Parties hereto agree as follows:

ARTICLE I
DEFINITIONS

1.01.           Defined Terms.  The following terms shall have the meanings given them below for purposes of this Agreement:

"Affiliate" of a Person shall mean any other Person who (i) directly or indirectly through one or more intermediaries Controls, is Controlled by or is under common Control with, such Person or (ii) owns more than 5% of the capital stock or equity interest in such Person.

"Available Cash at Closing" shall mean all cash and cash equivalents of Jetcast immediately prior to the Closing less: (i) an amount necessary to cover issued but outstanding checks issued by Jetcast and (ii) any cash necessary to bring the Net Working Capital of Jetcast at Closing to zero dollars ($0.00).

"Business Day" shall mean any day except a Saturday, a Sunday or any other day on which commercial banks are not required by law to be open in New York, New York.

"Cash Consideration" means $500,000, subject to adjustment pursuant to Section 3.01(c).

"Code" shall mean the Internal Revenue Code of 1986, as amended.

"Control," "Controls" or "Controlled" means the possession of the power, directly or indirectly, to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

"Damages"  means all damages (including incidental and consequential damages), losses (including any diminution in value), liabilities, payments, amounts paid in settlement,  obligations, fines, penalties, costs of burdens associated with performing injunctive relief, and other costs (including reasonable fees and expenses of outside attorneys, accountants and other professional advisors, and of expert witnesses and other costs (including the allocable portion of the relevant Person’s internal costs) of investigation, preparation and litigation in connection with any action or threatened action) of any kind or nature whatsoever, whether known or unknown, contingent or vested, or matured or unmatured.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Agent" shall mean Lenco’s exchange agent, Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, NY 10004, or such exchange agent that Lenco shall in its sole discretion from time to time appoint.

"FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980.

"Governmental Authority" means any United States or foreign government, any state or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory, or administrative functions of or pertaining to government, or any other authority, agency, department, board, commission, or instrumentality of the United States, any State of the United States or any political subdivision thereof, or any foreign jurisdiction, and any court, tribunal, or arbitrator(s) of competent jurisdiction, and any United States or foreign governmental or non-governmental self-regulatory organization, agency, or authority.

"Intellectual Property" means all patents, patent applications, trademarks (whether registered or unregistered), trademark applications, service marks, trade names, service names, brand names, logos,  registered copyrights, trade secrets, licenses, domain names, web addresses, web sites, mask works, information and proprietary rights and processes.

"Jetcast Charter" means the articles of incorporation of Jetcast.

"Jetcast Indebtedness" means, with respect to Jetcast, whether or not contingent, (i) indebtedness for borrowed money, (ii) obligations evidenced by bonds, notes, debentures or other similar instruments or by letters of credit, including purchase money obligations or other obligations relating to the deferred purchase price of property (other than trade payables or trade accruals incurred in the Ordinary Course of Business), (iii) obligations under direct or indirect guaranties in respect of indebtedness of others, (iv) obligations under derivative financial instruments, including interest rate swaps, (v) obligations as lessee under capital leases, (vi) all obligations of Jetcast to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or other equity interest of Jetcast or any warrants, rights or options to acquire such capital stock or other equity interest, (vii) all Indebtedness of others referred to in clauses (i) through (vi) above guaranteed directly or indirectly in any manner by Jetcast, and (viii) accrued interest, if any, on and all fees and other amounts owed in respect of any of the foregoing.

"Jetcast Stock" means Jetcast's common stock, $0.001 par value.

"Knowledge of Jetcast" or "to Jetcast’s Knowledge" shall mean the actual knowledge that any of John Williams, Jeff Pescatello, or Todd Wooten has, or such knowledge as they could reasonably be expected to have after due inquiry and investigation of the fact or other matter to which the term "Knowledge" relates.  For avoidance of doubt, such due inquiry and investigation shall require a review of the written and electronic files and correspondence in the possession of such individuals and an inquiry of each of their direct reports within Jetcast and shall not require any other action including any inquiry of third parties.

"Lenco Common Stock" means Lenco’s common stock, $0.001 par value.

"Lien" shall mean any mortgage, deed of trust, pledge, lien, security interest, exclusive license, conditional or installment sale agreement, encumbrance, charge or other claims of third parties of any kind.

"Material Adverse Effect" shall mean any change, condition, occurrence, development, event or effect that, individually or in the aggregate with other changes, conditions, occurrences, developments, events or effects, (i) is materially adverse to the assets, business, condition (financial or otherwise), or operations of Jetcast, (ii) materially impairs the ability of Jetcast to perform its obligations under this Agreement or (iii) prevents or delays the consummation of the transactions contemplated by this Agreement, excluding any such changes or effects resulting, directly or indirectly, from (A) the public announcement of, or performance of, the transactions contemplated by or pursuant to this Agreement  (including any action or inaction by Jetcast’s customers, suppliers, employees or competitors), (B) changes in GAAP or any applicable law, or (C) changes in the financial or securities markets generally; unless, in the case of clause (B) or (C) above, such change or effect has had or would reasonably be expected to have a materially disproportionate adverse impact on the assets, business, condition (financial or otherwise) or operations of Jetcast, relative to its competitors.

"NCC" means the Nevada Corporations Code.

"Net Working Capital" means (i) the total current assets of Jetcast (not including Available Cash at Closing) less (ii) the total current liabilities of Jetcast (not including the Specified Accounts Payable).

"Off-the-Shelf Software" means any generally-available, commercial, off-the-shelf  software (in object code format only) licensed pursuant to a standardized end-user or enterprise license fee of no more than $5,000.

"Ordinary Course of Business" means the ordinary course of business, consistent with past custom and practice.

"Person" or "Persons" shall mean individuals, corporations, partnerships, limited partnerships, limited liability companies, trusts, associations and other entities.

"Representatives," with respect to any Person, means such Person’s officers, directors, employees, accountants, counsel, consultants, advisors and agents.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended.

"Specified Accounts Payable" means the accounts payable of Jetcast set forth on Section 3.01(c)(iii) of the Jetcast Disclosure Schedule.

"Tax" (and, with correlative meaning, "Taxes") shall mean (i) any and all federal, state, local and foreign taxes, branch profit taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, escheat, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, environmental, goods and services, property, documentary and estimated taxes, customs, duties, fees, assessments and charges of any kind whatsoever; (ii) any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i); and (iii) any liability for amounts described in clauses (i) and/or (ii) by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation section 1.1502-6 (or any predecessor or successor thereof or analogous or similar provision under law) or otherwise.

"Tax Return" shall mean any return, statement, report, claim for refund, information return, form, filing, or other document including in each case any amendments, schedules or attachments thereto, filed or required to be filed in connection with the determination, assessment, or collection of any Tax or the administration of any Laws, regulations, or administrative requirements relating to any Tax, or amendments of (including refund claims with respect to) any of the foregoing.

"Transfer Agent" shall mean Lenco’s transfer agent, Continental Stock Transfer & Trust Company, located at 17 Battery Place, New York, NY 10004, or such transfer agent that Lenco shall in its sole discretion from time to time appoint.

"Treasury Regulations" shall mean regulations promulgated by the Secretary of the Treasury pursuant to the Code.

"VWAP" shall mean the volume weighted average price of Lenco’s common stock as quoted by Bloomberg, LP on the applicable trading days; provided, however, that, in the event such volume weighted average price of Lenco’s common stock price is lower than $0.50 per share, the volume weighted average price of Lenco’s common stock shall be $0.50 per share.

1.02.           Defined Terms Index.  The following additional capitalized terms shall have the meanings given them in the following sections of the Agreement:

Term	Section Reference/Definition
"Agreement"	Recitals
"Certificate of Merger	2.03
"Certificates"	3.06(b)
"Closing Date"	2.02
"Closing Financial Statements"	3.01(c)
"Closing"	2.02
"Conflict"	5.03
"Contingent Consideration Payment Time"	3.01(b)(iv)
"Contingent Consideration Stock"	3.01(b)(iv)
"Contingent Consideration"	3.01(b)
"Contract"	5.03
"Dissenting Shares"	3.07(a)
"Effective Time"	2.03
"Employee"	5.11(a)
"Exchange Fund"	3.06(a)
"Exchange Ratio"	3.01(a)
"Independent Accountant"	3.01(c)(i)
"Interim Financial Statements"	5.05(a)
"IRS"	5.13(a)
"Jetcast Disclosure Schedule"	5.03
"Jetcast Financial Statements"	5.05(a)
"Jetcast Intellectual Property"	5.10
"Jetcast Permits"	5.15
"Jetcast Transaction Expenses"	7.08
"Jetcast"	Recitals
"Laws"	5.15
"Lenco Permits"	6.14
"Lenco Shares"	5.22
"Lenco"	Recitals
"Lenco's Financial Statements	6.05
"Lockup Agreement"	7.07(a)
"Lockup Shares"	7.07(a)
"Measurement Period"	3.01(b)
"Merger"	Recitals
"Merger Consideration"	3.01(a)

"Merger Sub"	Recitals
"Net Working Capital Adjustment Amount"	3.01(c)(ii)
"OTCBB"	6.13
"Overlap Period"	7.02(b)
"Party" and "Parties"	Recitals
"Pre-Closing Period"	7.02(b)
"Pro Rata Percentage"	5.19
"Related Agreement"	5.02(b)
"Revenue Target"	3.01(b)
"SEC Documents"	6.12
"Stock Consideration"	3.01(a)
"Stockholder" and "Stockholders"	Recitals
"Stockholders’ Representative"	11.08(a)
"Surviving Bylaws"	2.05
"Surviving Charter"	2.05
"Surviving Corporation"	2.01
"Termination Date"	9.01 (b)(ii)
"Triggering Event"	3.01(d)

ARTICLE II
THE MERGER

2.01.           The Merger.  Upon the terms of and subject to the conditions set forth in this Agreement, and in accordance with the NCC, at the Effective Time, Merger Sub shall be merged with and into Jetcast, the separate corporate existence of Merger Sub shall cease and Jetcast shall continue as the surviving corporation (the "Surviving Corporation") in the Merger and shall succeed to and assume all the property, rights, privileges, powers and franchises of Merger Sub in accordance with the NCC.

2.02.           Closing.  Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., Pacific time, on the next Business Day after the satisfaction or waiver of the conditions set forth in ARTICLE VIII (other than those conditions to be satisfied or waived by action taken at the Closing), at the offices of Sheppard, Mullin, Richter & Hampton LLP, 1111 Chapala Street, Santa Barbara, California 93101, or at such other time, date or place agreed to by the Stockholders, Merger Sub and Lenco.  The date on which the Closing occurs is referred to in this Agreement as the "Closing Date".

2.03.           Effective Time.  Upon the terms of and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing a certificate of merger executed in accordance with the relevant provisions of the NCC (the "Certificate of Merger") with the Secretary of State of the State of Nevada and shall make all other filings or recordings required under the NCC.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Nevada, or at such subsequent date or time as Lenco and Jetcast shall agree and specify in the Certificate of Merger.  The date and time at which the Merger becomes effective as set forth in the Certificate of Merger is referred to herein as the "Effective Time".

2.04.           Effects of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement and in the applicable provisions of the NCC.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, properties, privileges, powers and franchises of Jetcast and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Jetcast and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred them.

2.05.           Organizational Documents of the Surviving Corporation.  At the Effective Time, the Jetcast Charter shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the NCC and as provided in such articles of incorporation (the "Surviving Charter"). After the Effective Time, the authorized capital stock of the Surviving Corporation shall consist of 1,000 shares of common stock, no par value.  At the Effective Time, the bylaws of Jetcast shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the NCC and as provided in such bylaws (the "Surviving Bylaws").

2.06.           Directors and Officers of the Surviving Corporation.  The directors and officers of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors and officers of the Surviving Corporation until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Charter, the Surviving Bylaws and the NCC.

2.07.           Tax Consequences.  It is intended by the parties hereto that the Merger shall constitute a "reorganization" within the meaning of Section 368(a) of the Code.  The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Sections 354 and 361 of the Code and Sections 1.368-2(g) and 1.368-3(a) of the Treasury Regulations, and for all relevant Tax purposes.

2.08.           Payments Made at the Closing.  At the Closing, Lenco shall deposit the Cash Consideration and the Stock Consideration with the Exchange Agent in accordance with 3.06(a) and, as soon as practicable thereafter, the Exchange Agent shall cause the Cash Consideration and the Stock Consideration to be distributed to the Stockholder's in accordance with Exhibit A.

2.09.           Payments Made Subsequent to Closing.

(a)           Contingent Consideration.  At or before the Contingent Consideration Payment Time, Lenco shall deposit the Contingent Consideration with the Exchange Agent in accordance with 3.06(a) and the Exchange Agent shall cause the Contingent Consideration to be distributed to Stockholders at the Contingent Consideration Payment Time in accordance with Section 3.01(b) and in accordance with each Stockholder’s Pro Rata Percentage as set forth on Exhibit A.

(b)           Net Working Capital Adjustment.  Payments to Stockholders pursuant to Section 3.01(c) shall be made in cash by delivery of a check or wire transfer of immediately available funds pursuant to the instructions for each Stockholder set forth on Exhibit A.

ARTICLE III
MERGER CONSIDERATION; CONVERSION OR CANCELLATION
OF SHARES IN THE MERGER

3.01.           Effect on Capital Stock.  As of the Effective Time, by virtue of the Merger and without any action on the part of Lenco, Merger Sub, Jetcast or their respective stockholders:

(a)           Jetcast Stock. Each share of Jetcast Stock issued and outstanding immediately prior to the Effective Time, upon surrender of the Certificate which immediately prior to the Effective Time represented such share of Jetcast Stock in the manner provided in Section 3.06(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 3.06(h)), shall automatically be converted into and represent the right to receive: (i) a pro rata portion of the Cash Consideration, which shall be paid to the Stockholders pursuant to Section 2.08; (ii) 4,050,000 shares of Lenco Common Stock divided by 6,862,300 shares of outstanding Jetcast Common Stock, or 0.590181134 (as adjusted by the exercise of up to 435,000 Jetcast stock options prior to the Effective Time, the "Exchange Ratio") of a fully paid and nonassessable share of Lenco Common Stock, par value $0.001 per share (together with any cash in lieu of fractional shares pursuant to Section 3.04 and as adjusted by this Section 3.01(a), the "Stock Consideration"), provided that the aggregate Stock Consideration shall be reduced by the amount of the Specified Accounts Payable set forth in Schedule 3.01(c)(iii) based on the VWAP for such Lenco Common Stock for the 10 day period prior to the Closing Date and subject to holdback pursuant to Section 3.01(e) ; (iii) a pro rata portion of the Contingent Consideration (together with the Cash Consideration and the Stock Consideration, the "Merger Consideration").  As a result of the Merger, at the Effective Time, each holder of a Certificate shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable in respect of the shares of Jetcast Stock represented by such Certificate immediately prior to the Effective Time and any dividends or other distributions payable pursuant to Section 3.05, all to be issued or paid, without interest, in consideration therefor upon the surrender of such Certificate in accordance with Section 3.06(b) (or, in the case of a lost, stolen or destroyed Certificate, Section 3.06(h)).

(b)           Contingent Acquisition Consideration.  The contingent consideration shall be cash and stock consideration, in addition to the Cash Consideration and Stock Consideration, up to a maximum of $4,250,000 in cash and $20,700,000 of unregistered Lenco Common Stock subject to adjustment pursuant to this Section 3.01(b) (the "Contingent Consideration").  Beginning on the first day of the first calendar quarter following the Closing, all Revenue derived from Jetcast related products or services shall be measured for a period of eighteen (18) months (the "Measurement Period").  The cumulative Revenue derived from Jetcast-related products and services to be earned during, and not longer than, the Measurement Period shall be measured in relation to the amount of twenty five million dollars ($25,000,000) (the "Revenue Target").  The exact amount of the Contingent Consideration distributed to the Stockholders in accordance with their respective Pro Rata Percentage on a pro rata basis, if any, shall be determined by the following formula:  If, during the Measurement Period, the Revenue derived from Jetcast-related products or services is greater than or equal to the Revenue Target, then the Contingent Consideration shall be the maximum amount of the Contingent Consideration of $4,250,000 in cash and $20,700,000 of unregistered Lenco Common Stock;

(i)       If, during the Measurement Period, the revenue derived from Jetcast-related products or services is greater than or equal to seventy-five percent (75%) of the Revenue Target (no rounding is to occur in this calculation), then the Contingent Consideration shall be that same percentage (revenue during the Measurement Period divided by $25,000,000) of $4,250,000 in cash, and $20,700,000 in Lenco Common Stock.

(ii)       If, during the Measurement Period, the revenue derived from Jetcast-related products or services is greater than or equal to fifty percent (50%), but less than seventy-five percent (75%) of $25,000,000 (no rounding is to occur in this calculation), then the Contingent Consideration shall be that amount of the Contingent Consideration that is yielded when the actual revenue derived is divided by $25,000,000 and then multiplied by fifty percent (50%), then multiplied by the $4,250,000 in cash, and $20,700,000 in Lenco Common Stock. For example, if actual revenue derived is $17,500,000 (e.g. 70% $17,500,000/25,000,000) of the Revenue Target), then the Contingent Consideration is 50% of 70% (35%) multiplied by $4,250,000 to yield $1,487,500 in cash, and $20,700,000 to yield $7,245,000 in Lenco Common Stock.

(iii)       If, during the Measurement Period, the revenue derived from Jetcast-related products or services is less than fifty percent (50%) of the Revenue Target (no rounding is to occur in this calculation), then the Contingent Consideration shall be $0.00.

(iv)       The portion of the Contingent Consideration to be paid in Lenco Common Stock will be paid to the Stockholders in shares of unregistered Lenco Common Stock (the "Contingent Consideration Stock") in accordance with each Stockholder’s respective Pro Rata Percentage.  The Contingent Consideration Stock, if any, will be valued at the VWAP for such Lenco Common Stock for the 10 day period prior to payment for the purpose of determining the number of shares of Contingent Consideration Stock.  Lenco shall pay the Contingent Consideration Stock and cash portion of the Contingent Consideration, if any, promptly following Lenco’s filing with the SEC of the results for the last quarter of the Measurement Period, subject to Section 3.01(d), (the "Contingent Consideration Payment Time").

(c)           Net Working Capital Adjustment Procedure; Preparation of Closing Financial Statements.  The Surviving Corporation will prepare and will cause Jetcast’s certified public accountants to review the financial statements of Jetcast as of the Closing Date and for the period from the date of Jetcast’s Interim Financial Statements through the Closing Date ("Closing Financial Statements"), including a computation of Jetcast’s Net Working Capital and the Specified Accounts Payable as of the Closing Date.  The Surviving Corporation will deliver the Closing Financial Statements to the Stockholder's Representative within seventy-five (75) days after the Closing Date.

(i)       Procedure for Disputing the Closing Financial Statements.  If, within thirty (30) days following delivery of the Closing Financial Statements, the Stockholders’ Representative has not given the Surviving Corporation notice of their objection to the Closing Financial Statements (such notice must contain a detailed statement of the basis of the Stockholders’ Representative’s objection), then Jetcast’s Net Working Capital and the Specified Accounts Payable as of the Closing Date reflected in the Closing Financial Statements will be used in computing the Net Working Capital Adjustment for all purposes in this Agreement.  If Stockholders give such notice of objection, then the issues in dispute will be submitted for resolution to Grant Thornton LLP ("Independent Accountant") for resolution (or if such Independent Accountant cannot so serve, by another reputable accounting firm to be jointly selected by the Parties within the following five (5) days).  If issues in dispute are submitted to the Independent Accountant for resolution, (A) each Party will furnish to the Independent Accountant such work papers and other documents and information relating to the disputed issues as the Independent Accountant may request and are available to that Party (or its independent public accountants), and will be afforded the opportunity to present to the Independent Accountant any materials relating to the determination and to discuss the determination with the Independent Accountant; (B) the determination by the Independent Accountant, as set forth in a notice delivered to both Parties by the Independent Accountant, will be made within thirty (30) days of submission and will be binding and conclusive on the Parties; and (C) the Surviving Corporation will pay the fees of the Independent Accountant for such determination unless the Independent Auditor’s determination indicates a shortfall of more than three percent (3%) compared to the Net Working Capital reflected in the Closing Financial Statements.  The determination by the Independent Accountant of the Adjustment Amount shall be binding and conclusive on the Parties and shall constitute an arbitral award that is final, binding and unappealable and upon which a judgment may be entered by a court having jurisdiction thereof.

(ii)       Net Working Capital Adjustment.  On the tenth Business Day following the final determination of the Net Working Capital as of the Closing Date: (A) if Jetcast’s Net Working Capital is greater than $0, the Surviving Corporation will pay the difference to Stockholders based on each Stockholder's Pro Rata Percentage; and (B) if Jetcast’s Net Working Capital is less than $0, each Stockholder shall forfeit in Lenco Common Stock its Pro Rata Percentage of the difference to the Surviving Corporation (the "Net Working Capital Adjustment Amount").  The amount of shares to be forfeited and remain undistributed to the Stockholders from the Stock Holdback Amount shall be calculated as per Section 3.01(e)(i) below.

(iii)       Specified Accounts Payable Adjustment.  On the tenth Business Day following the final determination of the Specified Accounts Payable as of the Closing Date: (A) if the amount of the Specified Accounts Payable is less than the amount set forth on Section 3.01(c)(iii) of the Jetcast Disclosure Schedule, each Stockholder will be distributed its Pro Rata Percentage of Lenco Common Stock from the Stock Holdback Amount; and (B) if the amount of the Specified Accounts Payable exceeds the amount the amount set forth on Section 3.01(c)(iii) of the Jetcast Disclosure Schedule, each Stockholder shall forfeit in Lenco Common Stock its Pro Rata Percentage of the difference to the Surviving Corporation.  The amount of shares to be forfeited and remain undistributed to the Stockholders from the Stock Holdback Amount shall be calculated as per Section 3.01(e)(i) below.

(d)           Acceleration of Contingent Consideration.  In addition to the provisions of Section 3.01(b), above, all contingencies necessary to earn the maximum amount of the Contingent Consideration shall be deemed to have been fully achieved, and Lenco shall make full payment of the Contingent Consideration, upon the occurrence before the end of the Measurement Period of any of the following: (i) neither Mike Hill nor Michael Levinsohn remains as the highest ranking executive of the Surviving Corporation or Lenco; or (ii) a change in control of Lenco or the Surviving Corporation (individually or collectively a "Triggering Event").  In the event of the occurrence of a Triggering Event, the Contingent Consideration will include full payment of the $4,250,000 in cash which will be a priority distribution post-closing of a change in control.  The amount of Contingent Consideration Stock to be issued as a part of the Contingent Consideration upon the occurrence of a Triggering Event shall be determined by dividing (x) $20,700,000 by (y) the VWAP for Lenco Common Stock for the 10 day period prior to payment.  At the closing of the change of control event, the Stockholders shall be entitled to receive their Pro Rata Percentage as if the Contingent Consideration Stock were issued just prior to the close of the change of control event.

(e)           Holdback Agreement.  At the Closing, Lenco will hold back from the Stock Consideration otherwise payable to the Stockholders at Closing 200,000 shares of Lenco Common Stock (the "Stock Holdback Amount"), as security for the adjustments under Section 3.01(c).

(i)       If an adjustment with respect to Net Working Capital or the Specified Accounts Payable is required pursuant to Section 3.01(c)(ii)(B) or Section 3.01(c)(iii), then Lenco will deduct from the Stock Holdback Amount (based on the VWAP for such Lenco Common Stock for the 10 day period prior to the Closing Date) the applicable number of shares of Lenco Common Stock to satisfy such adjustments.  Any deductions to the Stock Holdback Amount shall be deducted among the Stockholders based on each Stockholder’s Pro Rata Percentage.

(ii)       After satisfaction of any adjustments under Section 3.01(e)(i), the remaining Stock Holdback Amount, if any, shall be distributed to the Stockholders based on each Stockholder’s Pro Rata Percentage pursuant to Section 3.06.

(f)           Jetcast Options.  All stock options of Jetcast outstanding under any stock option or compensation plan, agreement or arrangement of Jetcast that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, shall cease to represent a right to acquire Jetcast Stock, shall cease to be outstanding and shall be cancelled and retired and shall cease to exist and no consideration shall be delivered in exchange therefor.

3.02.           Capital Stock of Merger Sub.  Each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, no par value, of the Surviving Corporation.

3.03.           Dissenting Shares.  Each Dissenting Share shall be converted into the right to receive in cash an amount equal to the fair value thereof determined in accordance with Section 92A.380 of the NCC in accordance with Section 3.07.

3.04.           Fractional Shares.  No fraction of a share of Lenco Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of shares of Jetcast Stock who would otherwise be entitled to receive a fraction of a share of Lenco Common Stock (after aggregating all fractional shares of Lenco Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s), receive from Lenco an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of:  (a) such fraction, multiplied by (b) the closing trading price of the Lenco Common Stock on the OTCBB on the second trading day immediately preceding the Closing Date.

3.05.           Adjustments to Exchange Ratio.  Notwithstanding any provision of this ARTICLE III to the contrary (but without in any way limiting the covenants in ARTICLE VII, the Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Lenco Common Stock or Jetcast Stock), reorganization, recapitalization, reclassification or other like change with respect to Lenco Common Stock or Jetcast Stock having a record date on or after the date hereof and prior to the Effective Time.

3.06.           Exchange of Shares and Certificates.

(a)           Exchange Agent.  At or prior to the Effective Time, Lenco shall engage the Exchange Agent to act as exchange agent in connection with the Merger, pursuant to an agreement reasonably satisfactory to Lenco and Jetcast.  Immediately prior to the Effective Time, Lenco shall deposit with the Exchange Agent, in trust for the benefit of the holders of shares of Jetcast Stock, the Cash Consideration and the Stock Consideration payable to the Stockholders pursuant to Section 3.01(a).  In addition, Lenco shall deposit with the Exchange Agent, at the Contingent Consideration Payment Time, the applicable Contingent Consideration.  All cash and Lenco Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

(b)           Exchange Procedures.  As soon as reasonably practicable after the Effective Time, Lenco shall cause the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Jetcast Stock and that at the Effective Time were converted into the right to receive the Merger Consideration pursuant to Section 3.01(a) (the "Certificates"): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates in exchange for Cash Consideration, Stock Consideration and Contingent Consideration.  Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor, subject to Sections 2.08 and 2.09, (1) such holder’s Pro Rata Percentage of the Cash Consideration; (2) the number of whole shares of Lenco Common Stock to which such holder is entitled pursuant to Section 3.01(a) (which, as permitted by the bylaws of Lenco, may be issued in uncertificated book entry form); (3) payment in lieu of fractional shares which such holder is entitled to receive pursuant to Section 3.04; (4) any dividends or distributions payable pursuant to Section 3.05; and (5) such Stockholder's Pro Rata Percentage of the Contingent Consideration, and the Certificates so surrendered shall forthwith be canceled.  In the event of a transfer of ownership of Jetcast Stock that is not registered in the transfer records of Jetcast immediately prior to the Effective Time, the proper number of shares of Lenco Common Stock may be issued to a Person other than the Person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such issuance shall pay any transfer or other Taxes required by reason of the issuance of shares of Lenco Common Stock to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Lenco that such Tax has been paid or is not applicable.  Until surrendered as contemplated by this Section 3.01(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration (and any amounts to be paid pursuant to Section 3.06(c)) upon such surrender.  No interest shall be paid or shall accrue on any amount payable pursuant to Section 3.06(c) or Section 3.06(e).

(c)           Distributions with Respect to Unexchanged Shares.  No dividends or other distributions with respect to Lenco Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Lenco Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 3.04 until such Certificate has been surrendered in accordance with this Section 3.06. Subject to all applicable laws, statutes, orders, rules, regulations, policies or guidelines promulgated, or judgments, decisions or orders entered by any Governmental Authority, following surrender of any such Certificate, there shall be paid to the recordholder thereof, without interest, (i) (1) such holders Pro Rata Percentage of the Cash Consideration; (2) the number of whole shares of Lenco Common Stock to which such holder is entitled pursuant to Section 3.01(a) (which, as permitted by the bylaws of Lenco, may be issued in uncertificated book entry form); (3) payment in lieu of fractional shares which such holder is entitled to receive pursuant to Section 3.04; (4) any dividends or distributions payable pursuant to Section 3.05 and, (5) such holders Pro Rata Percentage of the Contingent Consideration; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and prior to the date of such surrender and a payment date subsequent to the date of such surrender payable with respect to such whole shares of Lenco Common Stock.

(d)           No Further Ownership Rights in Jetcast Stock.  All Merger Consideration shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to the shares of Jetcast Stock previously represented by such Certificates.  At the Effective Time, the stock transfer books of Jetcast shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Jetcast Stock which were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Section 3.06.

(e)           Termination of Exchange Fund.  Any portion of the Exchange Fund which remains undistributed to the holders of Certificates two years after the Effective Time shall be delivered to Lenco, upon demand, and any holders of Certificates who have not theretofore complied with this 3.06 shall thereafter look only to Lenco for payment of their claim for the Merger Consideration, and any dividends or distributions pursuant to Section 3.06(c).

(f)           Escheat; No Liability.  None of Lenco, Merger Sub, Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any shares of Lenco Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate shall not have been surrendered immediately prior to the date on which any Merger Consideration or distributions with respect to Lenco Common Stock issuable in respect of such Certificate would escheat to or otherwise become the property of any Governmental Authority, any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(g)           Withholding Rights.  Lenco or the Exchange Agent shall be entitled to deduct and withhold from any consideration payable pursuant to this Agreement to any Person who was a holder of Jetcast Stock, options or other securities or rights immediately prior to the Effective Time such amounts as Lenco or the Exchange Agent may be required to deduct and withhold with respect to the making of such payment under the DGCL or the NCC, or any provision of federal, state, local or foreign Tax law.  To the extent that amounts are so withheld by Lenco or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(h)           Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, subject to Sections 2.08 and 2.09, (i) such holders Pro Rata Percentage of the Cash Consideration; (ii) the number of whole shares of Lenco Common Stock to which such holder is entitled pursuant to Section 3.01(a) (which, as permitted by the bylaws of Lenco, may be issued in uncertificated book entry form); (iii) payment in lieu of fractional shares which such holder is entitled to receive pursuant to Section 3.04; (iv) any dividends or distributions payable pursuant to Section 3.05; and (v) such holders Pro Rata Percentage of the Contingent Consideration, and the Certificates so surrendered shall forthwith be canceled; provided, however, that Lenco may, in its reasonable discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver an agreement of indemnification in form reasonably satisfactory to Lenco, or a bond in such sum as Lenco may reasonably direct as indemnity, against any claim that may be made against Lenco or the Exchange Agent in respect of the Certificate or Certificates alleged to have been lost, stolen or destroyed.

(i)           Investment of Exchange Fund.  The Exchange Agent shall not have any obligation to invest cash included in the Exchange Fund.

3.07.           Dissenting Stockholders.

(a)           Jetcast Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, each share (if any) of Jetcast Stock issued and outstanding immediately before the Effective Time for which the holder has the right to demand, and has made a demand for, appraisal of such share in accordance with Section 92A.380 of the NCC ("Dissenting Shares"), shall not be converted into or represent a right to receive Lenco Common Stock pursuant to Section 3.01(a), but the holder thereof shall only be entitled to such rights as are granted by the NCC.  Each holder of Dissenting Shares who becomes entitled to payment therefor pursuant to the NCC shall receive payment from the Surviving Corporation in accordance with the NCC; provided, however, that: (i) if any such holder of Dissenting Shares shall have failed to establish his entitlement to appraisal rights as provided in the NCC, or (ii) if any such holder of Dissenting Shares shall have effectively withdrawn his demand for appraisal thereof or lost his right to appraisal and payment therefore under the NCC, then such holder or holders of Dissenting Shares shall forfeit the right to appraisal of the shares of Jetcast Stock constituting such Dissenting Shares, with the consequences set forth in Section 3.07(b).

(b)           Loss of Appraisal Rights.  Notwithstanding the provisions of Section 3.07(a), if any holder of shares of Jetcast Stock who demands appraisal of such shares under the NCC shall effectively withdraw or lose (through failure to perfect or otherwise) the right to appraisal, then, as of the later of the Effective Time and the occurrences of such event, such holder’s shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the Certificate representing such shares.

(c)           Notice of Appraisal Rights.  Jetcast shall give Lenco prompt notice of any written demands for appraisal of any shares of Jetcast Stock, withdrawals of such demands, and any other instruments served pursuant to the NCC and received by Jetcast with respect to any such demand.  Jetcast shall give Lenco the opportunity to participate in all negotiations and proceedings with respect to such demands.  Jetcast shall not, except with the prior written consent of Lenco, make any payment with respect to any such demands or offer to settle or settle any such demands.

3.08.           Cash Sweep.  Immediately prior to Closing, the Stockholders shall sweep all Available Cash at Closing for distribution to the Stockholders according to their Pro Rata Percentage.

ARTICLE IV
CLOSING AND POST-CLOSING DELIVERIES

4.01.           Merger Sub’s Closing Deliveries.  At the Closing, Merger Sub shall deliver to Jetcast:

(a)           a certified copy of Merger Sub’s articles of incorporation;

(b)           a certificate of good standing with respect to Merger Sub issued by the appropriate Governmental Authority of Merger Sub’s jurisdiction of incorporation showing that Merger Sub is in good standing in such jurisdiction, dated within ten (10) Business Days prior to the Closing Date;

(c)           a certificate of Merger Sub signed by Merger Sub's secretary attaching and certifying as to the accuracy of a copy of Merger Sub’s bylaws and a copy of the resolutions adopted by Merger Sub’s board of directors approving the execution and delivery of this Agreement and each transaction document to which Merger Sub is named a party and the performance of Merger Sub’s obligations hereunder and thereunder;

(d)           a certificate of Merger Sub signed by Merger Sub’s president certifying that Lenco has performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by Lenco on or prior to the Closing Date, and that the representations and warranties of Lenco contained herein are true and correct on and as of the Closing Date as though made at and as of that date; and

(e)           such documents, certificates and instruments as Jetcast may request from Lenco pursuant to the specific terms of this Agreement or as Jetcast otherwise reasonably requests from Lenco to effect the transactions contemplated hereby.

4.02.           Lenco’s Closing Deliveries.  At the Closing, Lenco shall deliver to Jetcast:

(a)            a certified copy of Lenco’s certificate of incorporation;

(b)           a certificate of good standing with respect to Lenco issued by the appropriate Governmental Authority of Lenco’s jurisdiction of incorporation showing that Lenco is in good standing in such jurisdiction, dated within ten (10) Business Days prior to the Closing Date;

(c)           a certificate of Lenco signed by Lenco's secretary attaching and certifying as to the accuracy of a copy of Lenco’s bylaws and a copy of the resolutions adopted by Lenco’s board of directors approving the execution and delivery of this Agreement and each transaction document to which Merger Sub is named a party and the performance of Lenco’s obligations hereunder and thereunder;

(d)           a certificate by Lenco signed by Lenco’s chief executive officer certifying that Lenco has performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by Lenco on or prior to the Closing Date, and that the representations and warranties of Lenco contained herein are true and correct on and as of the Closing Date as though made at and as of that date; and

(e)           such documents, certificates and instruments as Jetcast and the Stockholders may request from Lenco pursuant to the specific terms of this Agreement or as Jetcast and the Stockholders may otherwise reasonably request from Lenco to effect the transactions contemplated hereby.

4.03.           Jetcast and the Stockholders' Closing Deliveries.  At the Closing, Jetcast and the Stockholders shall deliver to Merger Sub:

(a)           evidence reasonably satisfactory to Merger Sub that all liabilities of Jetcast have been paid prior to Closing, except for the Specified Accounts Payable and liabilities included in Net Working Capital as of the Closing Date;

(b)           certified copies of the Jetcast Charter;

(c)            a certificate of good standing with respect to Jetcast issued by the appropriate Governmental Authority of Jetcast’s jurisdiction of incorporation showing that Jetcast is in good standing in such jurisdiction, dated within ten (10) Business Days prior to the Closing Date;

(d)           a certificate of Jetcast signed by Jetcast's secretary attaching and certifying as to the accuracy of a copy of Jetcast’s bylaws and a copy of the resolutions adopted by Jetcast’s board of directors approving the execution and delivery of this Agreement and each transaction document to which Jetcast is named a party and the performance of Jetcast’s obligations hereunder and thereunder;

(e)           a certificate signed by the Stockholders Representative certifying that the Stockholders have performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by them on or prior to the Closing Date, and that the representations and warranties of Stockholders contained herein are true and correct on and as of the Closing Date as though made at and as of that date;

(f)           a certificate by Jetcast signed by Jetcast’s chief executive officer certifying that Jetcast has performed and complied with all terms, agreements, covenants and conditions of this Agreement to be performed or complied with by Jetcast on or prior to the Closing Date, and that the representations and warranties of Jetcast contained herein are true and correct on and as of the Closing Date as though made at and as of that date;

(g)           Jetcast shall furnish to Merger Sub such clearance certificates, FIRPTA certificates, or similar documents that may be required by any federal, foreign, state, local or other taxing authority in order to relieve Merger Sub of any obligations to withhold any portion of the Merger Consideration;

(h)          consents from any Person that is a party to any Contract requiring consent to the sale of Jetcast Stock to Merger Sub or as identified on any Disclosure Schedule on terms no less favorable than Jetcast’s current terms;

(i)            consent from any other Person where consent to the sale of Jetcast Stock to Merger Sub is required or as identified on any Disclosure Schedule;

(j)            Jetcast’s original stock register, any unissued original stock certificates, corporate books, and other records, fully entered up to the Closing Date;

(k)           resignations from each officer and director of Jetcast effective as of the Closing Date; and

(l)            such documents, certificates and instruments as Merger Sub requests from Jetcast or Stockholders pursuant to the specific terms of this Agreement or as Merger Sub otherwise reasonably requests from Jetcast or Stockholders to effect the transactions contemplated hereby.

4.04.           Post-Closing Deliveries.

(a)           Audited Financial Statements.  Within thirty (30) days after the Closing Date, the Stockholders’ Representative shall deliver to Lenco and the Surviving Corporation Jetcasts Financial Statements, which (i) have been prepared at the sole expense of the Stockholders and shall have been audited for each of its two most recently completed fiscal years by an independent audit firm that is qualified under the PCAOB to audit the records of reporting companies, and (ii) must be in a condition suitable for Lenco to file such audited financial statements with the SEC in full compliance with all rules promulgated by the SEC including without limitation Regulation S-X.  The Stockholders' Representative shall deliver to Lenco and the Surviving Corporation Jetcasts Financial Statements for the 6 month period ending June 30, 2010.  The Jetcast Financial Statements for the 6 month period ending June 30, 2010 only need to be reviewed by the same independent audit firm referenced in clause (i) above.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND STOCKHOLDERS

Jetcast and each of the Stockholders hereby, jointly and severally, represent and warrant to Lenco and Merger Sub as follows:

5.01.           Organization and Qualification.  Jetcast is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to carry on its business as presently conducted and as proposed to be conducted.  Jetcast is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a Material Adverse Effect.  Stockholders have delivered to Merger Sub complete and correct copies of the Articles of Incorporation, bylaws, corporate minute books and stock ledgers of Jetcast as currently in effect.

5.02.           Due Authorization; Validity of This Agreement.

(a)           Jetcast has full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been approved by the board of directors of Jetcast and Jetcast’s stockholders, and no other corporate proceedings or approvals on the part of Jetcast or its stockholders are necessary to authorize the execution and delivery of this Agreement or the consummation by Jetcast of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Jetcast and Stockholders, and, assuming the due authorization, execution and delivery hereof by Lenco and Merger Sub, constitutes a valid and legally binding agreement of Jetcast and Stockholders, enforceable against Jetcast and Stockholders in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

(b)           Each Stockholder has all requisite power and authority to enter into this Agreement and any other agreement contemplated herein to which he, she or it is a party (each, a "Related Agreement") and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement, any Related Agreement to which such Stockholder is party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of such Stockholder.  No further action is required on the part of any Stockholder to authorize the Agreement, any Related Agreement to which such Stockholder is a party and the transactions contemplated hereby and thereby.  This Agreement and any Related Agreement to which such Stockholder is a party has been duly executed and delivered by such Stockholder, and assuming the due authorization, execution and delivery by the other parties hereto and thereto, constitute the valid and binding obligations of such Stockholder, enforceable against such Stockholder in accordance with their respective terms, except as such enforceability may be subject to the laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies.

5.03.           No Conflict.  The execution, delivery and performance of this Agreement by Jetcast, and the consummation of the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, require any consent, waiver or approval under, or require any offer to purchase or any prepayment of any debt or result in the creation of any Lien upon (collectively, "Conflict") any of the properties or assets of Jetcast under any of the terms, conditions or provisions of (a) the articles of incorporation or bylaws of Jetcast, (b) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to Jetcast or any of its respective properties or assets, or (c) any written loan or credit agreement, bond, debenture, note, mortgage, indenture, guarantee, lease or other contract, commitment, obligation, undertaking, concession, franchise or license (each, including all amendments thereto, a "Contract") to which Jetcast is a party or by which Jetcast or any of its properties or assets may be bound or affected, except as listed on Section 5.03 of the disclosure schedule dated as of the date hereof delivered by Jetcast to Merger Sub (the "Jetcast Disclosure Schedule").  Except as set forth in Section 5.03 of the Jetcast Disclosure Schedule, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any Governmental Authority is necessary for the execution and delivery of this Agreement by Jetcast or the consummation by Jetcast of the transactions contemplated hereby.

5.04.           Capitalization.  The authorized capital stock of Jetcast consists, immediately prior to the Closing, of 10,000,000 shares of common stock, $0.001 par value per share, of which 6,862,300 shares are issued and outstanding immediately prior to the Closing and up to 435,000 of additional shares could be issued and outstanding immediately prior to the Closing as a result of exercise of Jetcast stock options.  All of the outstanding shares of Jetcast’s common stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.  Except for 435,000 Jetcast stock options, there are no outstanding options, warrants or other rights of any kind to acquire from Jetcast any shares of capital stock of Jetcast or securities convertible into or exchangeable for, or which otherwise confer on the holder thereof any right to acquire from Jetcast any such shares, nor is Jetcast committed to issue any such option, warrant, right or security.

5.05.           Financial Statements.

(a)           Attached to Section 5.05(a) of Jetcast Disclosure Schedule are (i) a true and complete copy of the unaudited balance sheets for the fiscal years ended December 31, 2008 and 2009 and the related unaudited statements of income and cash flows for such fiscal years and (ii) the related unaudited statements of income and cash flows for the six-month period ended June 30, 2010 (the "Interim Financial Statements," and together with the unaudited financial statements for the fiscal years ended December 31, 2008 and 2009, and including the notes thereto, if any, the "Jetcast Financial Statements"), prepared in accordance with GAAP on a basis consistent with the prior year.

(b)           The Jetcast Financial Statements fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and financial position of Jetcast for the respective fiscal periods or as of the respective dates therein set forth.

5.06.           Absence of Undisclosed Liabilities; Material Adverse Effect.

(a)           Except as disclosed in Jetcast Financial Statements, Jetcast does not have any liabilities, obligations or contingencies required to be disclosed on a balance sheet prepared in accordance with GAAP except liabilities, obligations or contingencies which (i) are accrued or reserved against in Jetcast Financial Statements or reflected in the notes thereto, (ii) were incurred in the Ordinary Course of Business since June 30, 2010 (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort (including legal malpractice), infringement, violation of Law, environmental matter, claim or lawsuit) or (iii) would not reasonably be expected to exceed $15,000 individually or $50,000 in the aggregate.

(b)           Since June 30, 2010, to Jetcast’s Knowledge, there has not occurred any change, condition, occurrence, development, event or effect that has had or would reasonably be expected to have a Material Adverse Effect.

5.07.           Liabilities at Closing.  Except for the Specified Accounts Payable and liabilities included in Net Working Capital, as of the Closing Date, (i) all liabilities or Jetcast Indebtedness accrued prior to and through the Closing Date have been paid and forever discharged.

5.08.           Properties; Assets.

(a)           Section 5.08 of Jetcast Disclosure Schedule lists each item of machinery, equipment, furniture, vehicles or other personal property owned by Jetcast valued at over $10,000.  Except as set forth in Section 5.08 of Jetcast Disclosure Schedule, the assets and properties owned or leased by Jetcast constitute all of the material assets and properties used by Jetcast in the operation of its business (including all books, records, computers and computer programs and data processing systems) and are in good and serviceable condition (subject, in each case, to normal wear and tear and obsolescence; provided, that the foregoing wear, tear and obsolescence shall not disrupt the business of Jetcast as presently being conducted) and are sufficient for the operation of the business of Jetcast as currently conducted and as proposed to be conducted.

(b)           Jetcast has good and valid title to, or a valid leasehold interest in, all its properties and assets listed in Section 5.08 of Jetcast Disclosure Schedule.

(c)           Except as disclosed in Section 5.08 of Jetcast Disclosure Schedule, Jetcast does not own any real property, nor has Jetcast ever owned any real property.

5.09.           Contracts.  Section 5.09 of Jetcast Disclosure Schedule lists (separately, for clauses (a) through (p) below) each of the following (excluding Contracts for Off-the-Shelf Software), to the extent they are currently in effect:

(a)           each written contract or commitment which creates an obligation on the part of Jetcast in excess of $25,000;

(b)           each written debt instrument, including any loan agreement, line of credit, promissory note, security agreement or other evidence of indebtedness, where Jetcast is a lender, borrower or guarantor;

(c)           each non-competition agreement or any other similar agreement or obligation which purports to limit the manner, industry, line of business or the localities in which the business of Jetcast is conducted, or which limits the customers or prospective customers that Jetcast may serve;

(d)          each written contract to which Jetcast is a party which contains a change of control provision or a prohibition against assignment;

(e)           each written joint venture agreement, operating agreement, limited liability agreement or partnership agreement to which Jetcast is a party;

(f)            each written distributorship, sales agency, sales representative, reseller or marketing, value added reseller, original equipment manufacturing, technology transfer, source code license or other license or other agreement containing the right to license or sublicense software and/or technology, in each case, to which Jetcast is a party;

(g)           each written agreement to which Jetcast is a party with respect to any assignment, discounting or reduction of any receivables of Jetcast;

(h)           each agreement, option or commitment or right with, or held by, any third party to acquire any assets or properties, or any interest therein, of Jetcast, having a value in excess of $25,000, except for contracts for the sale of inventory, machinery or equipment in the Ordinary Course of Business;

(i)            each written employment or consulting contract entered into by Jetcast;

(j)            any agreement with (i) Jetcast or (ii) any current director (or any of its Affiliates), officer (or any of its Affiliates), employee, independent contractor or consultant of or to Jetcast (other than, in each case, (x) offer letters, employment agreements or consulting agreements providing solely for "at will" employment with no right to severance benefits except as required by applicable Laws and (y) invention assignment and confidentiality agreements relating to the assignment of inventions to Jetcast not involving the payment of money);

(k)           agreement granting the other party to such agreement or a third party "most favored nation" status that, following the Closing, would be binding upon Merger Sub or any of its Affiliates;

(l)            agreement containing any "non-solicitation" or "no-hire" provision that, following the Closing, would be binding upon Merger Sub or any of its Affiliates;

(m)          any agreement between Jetcast, on the one hand, and any of the twenty largest customers and/or Stockholders of Jetcast (determined on the basis of ad sales made by Jetcast during the fiscal year ended December 31, 2009), on the other hand;

(n)           each outstanding lease entered into by Jetcast, including, without limitation, all real property and personal property leases, with an obligation in excess of $25,000; and

(o)           each agreement entered into by Jetcast pursuant to which any broker, investment banker or financial advisor is entitled to receive a brokerage fee, financing commission or other commission or fee from Jetcast in respect of the execution of this Agreement or the consummation of the transactions contemplated hereby.

(p)           Except as set forth in Section 5.09 of Jetcast Disclosure Schedule, (i) there are no oral contracts or oral commitments of the types described in this Section 5.09 which create an obligation on the part of Jetcast, (ii) there are no contracts or commitments currently in effect between Jetcast and any Affiliate of Jetcast, (iii) there are no contracts, commitments or arrangements currently in effect between Jetcast and any employee which require the payment of any compensation upon the occurrence of any specified contingency, (iv) there are no contracts or arrangements, except this Agreement, currently in effect which require notice to, the consent of, or any payment of any compensation (whether as a penalty, liquidated damages or otherwise) to any party with respect to the Merger or any of the transactions contemplated hereby, and (v) there are no contracts currently in effect to which Jetcast is a party which would create rights to any Person against Merger Sub or any of its Affiliates (other than rights against Jetcast as in effect on the Closing Date).  Jetcast has no outstanding or executory letters of intent relating to any business combination (other than letters of intent terminated by Jetcast).

5.10.           Intellectual Property.  Set forth on Section 5.10 of Jetcast Disclosure Schedule is a true, correct and complete list of all Intellectual Property owned or used by Jetcast within the past five (5) years (collectively, the "Jetcast Intellectual Property").  Jetcast owns or has the right to use such Jetcast Intellectual Property in connection with the operation and conduct of its business.  Each item of Jetcast Intellectual Property owned or used by Jetcast as of the date hereof and any other Jetcast Intellectual Property owned or used by Jetcast immediately prior to the Closing will be owned or available for use by the Surviving Corporation on identical terms and conditions immediately following the Closing.  Other than Jetcast Intellectual Property, Jetcast does not own or use any other intellectual property, other than validly licensed or public domain software and the trademarks of its suppliers.  During the three (3) years preceding the date hereof, to the Knowledge of Jetcast, Jetcast has not interfered with, infringed upon, or misappropriated any intellectual property rights of third Persons.  Jetcast has not received any charge, complaint, claim, demand or notice alleging any such interference, infringement or misappropriation.  Jetcast has not agreed to indemnify any Person for or against any interference, infringement, misappropriation or other conflict with respect to any item of Jetcast Intellectual Property.  To the Knowledge of Jetcast, use of Jetcast Intellectual Property will not interfere with, infringe upon, misappropriate or otherwise come into conflict with any intellectual property rights of third Persons as a result of the continued operation of Jetcast’s business as presently conducted by Jetcast.

5.11.           Labor and Employment Matters.

(a)           Except as set forth in Section 5.11 (separately for each of clauses (i) through (x)) of Jetcast Disclosure Schedule, with respect to current and former employees (each, an "Employee"), candidates for employment, non-employee workers and service providers of Jetcast:

(i)       Jetcast is and, since April, 1 2007 has been, in compliance in all respects with all applicable Laws respecting employment, employment practices, terms and conditions of employment, and wages and hours, including but not limited to any Laws respecting minimum wage and overtime payments, employment discrimination, retaliation, workers’ compensation, family and medical leave, military leave and other leaves, the Immigration Reform and Control Act and other immigration laws, statutes and regulations, and occupational safety and health requirements, and has not and is not engaged in any unfair labor practice or violated any collective bargaining agreements or employment contracts, if any exist;

(ii)       to Jetcast’s Knowledge, there is no reasonable basis for any claim by any Employee, candidate, or non-employee worker that they were subject to a wrongful discharge, or any employment discrimination or retaliation by Jetcast, or its management, arising out of or relating to such individual’s race, sex, age, religion, national origin, ethnicity, handicap or any other protected characteristic or activity under applicable Laws, and Jetcast has not breached any promises, agreements or understandings made to or with any Employee, candidate or non-employee worker;

(1)           there is not now, nor within the past five (5) years has there been, any actions, suits, claims, labor disputes or grievances pending, or, to Jetcast’s Knowledge, threatened or reasonably anticipated relating to any labor, employment, or safety matters involving any Employee, candidate or non-employee worker, including but not limited to charges of unfair labor practices, discrimination complaints, retaliation complaints, wrongful discharge or other alleged unlawful employment practice, which, if adversely determined, would, individually or in the aggregate, result in any liability to Jetcast;

(2)           there is not now, nor within the past five (5) years has there been, any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting Jetcast or any of its employees.  There is not now pending, and no Person has threatened to commence, any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute;

(3)           the Employees of Jetcast are not, and have not within the past five (5) years been, represented by any labor union, works council, or other similar body, and they are not and have never been a party to or bound by any union contract, collective bargaining agreement or similar contract; no collective bargaining agreement is binding and in force against Jetcast or currently being negotiated by Jetcast, and Jetcast has not recognized nor within the past five (5) years received a demand for recognition from any collective bargaining representative with respect to any of its employees, no union organization campaign is in progress with respect to any of the Employees, and no question concerning representation exists respecting such employees;

(4)           Jetcast has not entered into any agreement, arrangement or understanding restricting its ability to terminate the employment of any or all of its Employees at any time, for any lawful or no reason, without penalty or liability;

(5)           each person classified by Jetcast as an independent contractor satisfies and has satisfied the requirements of any applicable Law to be so classified; Jetcast has fully and accurately reported such independent contractors’ compensation on IRS Forms 1099 when required to do so; and it has paid all independent contractors all monies currently due and owing to it;

(6)           Jetcast has no liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits or social security or other benefits or obligations for Employees (other than routine payments to be made in the Ordinary Course of Business);

(7)           there are no pending or, to Jetcast’s Knowledge, threatened or reasonably anticipated claims or actions against Jetcast under any worker’s compensation policy, short-term disability plan or policy, or long-term disability plan or policy; and

(8)           Jetcast is not subject to any consent decrees, orders or agreements with any government, government agency or other third party/ies with respect to any employment practices, including, but not limited to, hiring practices, promotion practices, or affirmative action programs.

(b)           There are no personnel policies or work rules applicable to the employees of Jetcast, other than policies and work rules set forth in employee manuals, true and complete copies of which have previously been provided to Merger Sub.

(c)           No "mass layoff," "plant closing," "relocation," "termination" or similar event as defined by the Worker Adjustment Retraining and Notification Act (29 U.S.C. §2101 et. seq.) and/or California Labor Code section 1400 et.seq. with respect to any Employee of Jetcast has occurred.

(d)           Section 5.11(d) of Jetcast Disclosure Schedule contains a complete and accurate list of all of Jetcast’s current employees (including those on leave of absence), as of the date specified on such schedule, showing for each such Person:  (i) name, position held, country of residence, employment location, birth date, annual base salary and target incentive compensation (if applicable) and fringe benefits, profit-sharing arrangements and other benefits and payments; (ii) date of hire and if Jetcast recognized any service for any employee prior to joining Jetcast, the first date of such service; (iii) vacation eligibility for calendar year 2010; (iv) accrued and unused vacation and sick time for calendar year 2010, including accrued but unused vacation and sick time; (v) visa status; (vi) leave status (including type of leave, expected return date for non-disability related leaves and expiration dates for disability leaves); and (vii) the name of any union, collective bargaining agreement or other similar labor agreement covering such employee.  Section 5.11(d) of Jetcast Disclosure Schedule contains a complete and accurate list of all non-employee workers, including, without limitation, independent contractors, consultants and supplier employees providing services to Jetcast, showing for each such individual: (1) their name, (2) work being performed, and (3) employer, if not self-employed, (4) compensation rates, and (5) the duration of their retention.

(e)           With respect to Jetcast’s former employees who ended their employment within the last five (5) years, Jetcast has in its possession (which shall be maintained through the Closing Date) accurate records, with respect to each such employee, of: (i) the employee’s name, position held, annual base salary and target incentive compensation (if applicable); (ii) net credited service date; and (iii) the name of any union, collective bargaining agreement or other similar labor agreement covering such employee.

5.12.           Litigation.  Except as set forth in Section 5.12 of Jetcast Disclosure Schedule, there are no claims, suits, actions, proceedings or similar events or matters pending, or, to the Knowledge of Jetcast, threatened, against Jetcast (including its assets and properties) or to which Jetcast is a party, before any court, Governmental Authority or any arbitrator.  Jetcast is not subject to, and to the Knowledge of Jetcast, no Stockholder is subject to, any judgment, decree, injunction, rule or order of any Governmental Authority or any arbitrator (which, in the case of a Stockholder, would prohibit or interfere with the consummation of the Merger).

5.13.           Taxes.

(a)           Except as set forth on Section 5.13(a) of Jetcast Disclosure Schedule (i) Jetcast has timely filed all Tax Returns required to be filed by it; (ii) all such Tax Returns are true, complete and accurate in all respects; (iii) Jetcast has fully and timely paid or caused to be paid all Taxes due (whether or not such Taxes are shown on any Tax Return) for all Tax periods and has made adequate provision as reflected on the Closing Financial Statements for any Taxes that are not yet due and payable for all taxable periods, or portions thereof, ending on or before the Closing Date; (iv) Jetcast has not extended or waived or been requested to extend or waive any statute of limitations in respect of Taxes; (v) there is no action, suit, audit, claim or assessment pending and, to the Knowledge of Jetcast, there is no action, suit, investigation, audit, claim or assessment proposed or threatened, with respect to any Taxes or any Tax Return; (vi) no claim has been made by a taxing authority in a jurisdiction where Jetcast does not file Tax Returns that Jetcast is or may be subject to Taxes assessed by such jurisdiction; (vii) there has been no examination, audit or investigation of any Tax Return of Jetcast by the Internal Revenue Service ("IRS") or any appropriate state, local or foreign taxing authority; and (viii) there are no Liens for Taxes on any asset of Jetcast.

(b)           Section 5.13(b) of Jetcast Disclosure Schedule contains a list enumerating each taxing jurisdiction in which Jetcast pays Taxes or files Tax Returns and specifying the type of Taxes paid and Tax Returns filed in that taxing jurisdiction.  To the Knowledge of Jetcast, these taxing jurisdictions are the only jurisdictions where Jetcast is required to pay Taxes and/or file Tax Returns.

(c)           Jetcast will not be required to include any item of income in, or exclude any item of deduction from, its taxable income for any taxable period (or portion thereof) ending after the date hereof as a result of any (i) change in method of accounting for a taxable period ending on or prior to the date hereof under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the date hereof; (iii) installment sale or open transaction disposition made on or prior to the date hereof; or (iv) prepaid amount received on or prior to the date hereof.

(d)           Except as set forth on Section 5.13(d) of Jetcast Disclosure Schedule, Jetcast (i) does not own an interest in any (A) domestic international sales corporation, (B) foreign sales corporation, (C) controlled foreign corporation, or (D) passive foreign investment company, each within the meaning of the Code, or (ii) does not have any permanent establishment in any foreign country, as defined in the relevant Tax treaty between the United States of America and such foreign country.

(e)           Except as set forth on Section 5.13(d) of Jetcast Disclosure Schedule, Jetcast has no interest in and is not subject to any joint venture, partnership, or other arrangement or contract which is treated as a partnership for U.S. federal Tax purposes.

(f)            Jetcast is not a party (other than as an investor) to any debt the interest on which is Tax exempt under Section 103(a) of the Code.

(g)           Jetcast is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(h)           Jetcast has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other party including, but not limited to, amounts required to be withheld under Sections 1441 and 1442 of the Code or any similar provision under state local or foreign Law and income and employment taxes to be withheld on wages paid to Employees.

(i)            Jetcast has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(j)            Jetcast has never been a party to a transaction that constitutes a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b) (or a similar provision of state law).

(k)           Jetcast does not have and has never had any obligation to register a tax shelter under Section 6111 of the Code or to file any disclosure or maintain any list pursuant to Section 6112 of the Code and regulations promulgated thereunder.

(l)            Jetcast has never been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, or incurred any liability for the Taxes of any Person under Treasury Regulations Section 1.1506-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

(m)          Except as set forth on Jetcast Disclosure Schedule, Jetcast has not received any written notice from any taxing authority of its intent to examine or audit any Tax Returns of Jetcast.

(n)           During the five-year period ending on the date hereof, Jetcast has not been a "distributing corporation" or a "controlled corporation" in a transaction intended to be governed by Section 355 of the Code.

(o)           Jetcast is not a party to, bound by, or obligated under any Tax sharing or allocation agreements, Tax indemnification agreement or similar contract or arrangement, whether written or unwritten.

(p)           Jetcast is not required to document a transfer pricing methodology in compliance with Section 482 of the Code and any related provisions, the Treasury Regulations thereunder, or any comparable provisions of state, local or foreign Tax Law.  Jetcast has not agreed to, and is not required to include in income, any adjustment pursuant to Section 482 of the Code (or similar provision of other Law or regulations) (nor has any taxing authority proposed, or is any taxing authority considering, such adjustment).

(q)           There is no Tax ruling, request for ruling or settlement, compromise, closing or Tax collection agreement in effect or pending which does or could reasonably be expected to affect the liability of Jetcast for Taxes for any period after the Closing Date.

(r)            Jetcast has not made any payments, is not obligated to make any payment(s), and is not a party to any agreement that could obligate Jetcast to make any payment(s) that would not be deductible under either Section 280G or Section 162(m) of the Code.

(s)            No property owned by Jetcast is treated as "tax-exempt use property" within the meaning of Section 168(h) of the Code.

5.14.           Affiliate Transactions.  Except for (i) matters described in Section 5.14 of Jetcast Disclosure Schedule, (ii) compensation paid or payable by Jetcast to bona-fide employees of Jetcast in the Ordinary Course of Business and consistent with past practice, and (iii) transactions relating to the issuance of Jetcast Stock, no current employee or stockholder of Jetcast or any of their relatives or spouses, is now, or has been during the last five (5) years, (x) a party to any transaction or contract with Jetcast or any of their respective employees or Affiliates, (y) the direct or indirect owner of an interest in any Person which is a present competitor, supplier or customer of Jetcast (other than non-affiliated holdings in publicly-held companies) or (z) a recipient of any material benefit or payment from Jetcast.  Except as set forth on Section 5.14 of Jetcast Disclosure Schedule, Jetcast is not a guarantor or otherwise directly or indirectly liable for any actual or potential liability of its Affiliates.

5.15.           Compliance with Laws.  Jetcast is not in violation of, and has not been given written notice of any violation of, any law, statute, order, rule, regulation, ordinance, code, ruling, decree or judgment of any Governmental Authority (collectively, "Laws").  No investigation, proceeding or review relating to Jetcast by any Governmental Authority is pending or, to the Knowledge of Jetcast, threatened.  Jetcast has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to own, lease and operate its assets and properties and conduct its business as presently conducted (collectively, the "Jetcast Permits").  Jetcast is not in violation of the terms of any Jetcast Permit, and there has been no suspension of, imposition of additional conditions or requirements with respect to, default (with or without notice or lapse of time or both) under, or, to the Knowledge of Jetcast, event giving rise to any right of termination, amendment or cancellation of (without or without notice or lapse of time or both), any Jetcast Permit.

5.16.           Absence of Changes, Operations and Obligations.  Except as set forth in the Jetcast Disclosure Schedule and for actions required to be taken hereunder or approved in advance thereof by Merger Sub in writing, since June 30, 2010, Jetcast has conducted its business only in the Ordinary Course of Business.  Without limiting the generality of the foregoing, since June 30, 2010, except as set forth in Section 5.16 of Jetcast Disclosure Schedule (separately for each of clauses (a) through (o), Jetcast has not:

(a)           issued, delivered or agreed (conditionally or unconditionally) to issue or deliver, or granted any option, warrant or other right to purchase, any Jetcast Stock or other equity interest of Jetcast;

(b)           other than in the Ordinary Course of Business consistent with past practice, issued, delivered or agreed (conditionally or unconditionally) to issue or deliver any bonds, notes or other debt securities, or borrowed or agreed to borrow any funds or entered into any lease the obligations of which, in accordance with GAAP, would be capitalized;

(c)           paid any obligation or liability (absolute or contingent) other than current liabilities reflected in Jetcast Financial Statements and current liabilities incurred since June 30, 2010 in the Ordinary Course of Business consistent with past practice;

(d)           declared or made, or agreed to declare or make, any payment of dividends or distributions to the holders of Jetcast Stock or purchased or redeemed, or agreed to purchase or redeem, any Jetcast Stock;

(e)           made or permitted any amendment, modification or termination of, or waived, released or assigned any rights or claims under, any agreement to which Jetcast is a party;

(f)            undertaken or committed to undertake capital expenditures exceeding $20,000 for any single project or related series of projects;

(g)           sold, leased (as lessor), transferred or otherwise disposed of, mortgaged or pledged, or imposed or suffered to be imposed any Lien on, any of the assets reflected in Jetcast Financial Statements or any assets acquired by Jetcast after June 30, 2010, except for personal property sold or otherwise disposed of for fair value in the Ordinary Course of Business consistent with past practice;

(h)           canceled any debts owed to it or claims held by it (including the settlement of any claims or litigation) other than in the Ordinary Course of Business consistent with past practice;

(i)            accelerated or delayed collection of accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected except in the Ordinary Course of Business consistent with past practice;

(j)            delayed or accelerated payment of any account payable or other liability beyond or in advance of its due date or the date when such liability would have been paid except in the Ordinary Course of Business consistent with past practice;

(k)           entered into or become committed to enter into any other agreement, contract, lease, license or transaction except in the Ordinary Course of Business consistent with past practice;

(l)            except for increases in the Ordinary Course of Business consistent with past practice, instituted any increase in any compensation payable to any employee or director of Jetcast, amended any employee benefit plan or modified any other benefits made available to any such employees, including severance or termination pay;

(m)          made any change in the accounting principles or made any change in the accounting practices used by Jetcast from those applied in the preparation of the Financial Statements, except as required by GAAP; or

(n)           taken any of the actions which, under Section 7.01, Jetcast is prohibited from taking between the date hereof and the Closing Date.

5.17.           Brokers and Finders.  Neither Jetcast nor any of the Stockholders has entered into any contract, arrangement or understanding with any person or firm which would result in the obligation of Jetcast to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby.

5.18.           Disclosure.  None of the representations or warranties of the Stockholders or Jetcast contained herein and none of the information contained in the Schedules referred to in this ARTICLE V contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading in any material respect.

5.19.           Title to Jetcast Stock.  Each Stockholder owns, beneficially and of record, the number of Jetcast Stock set forth opposite such Stockholder’s name on Exhibit A.  The percentage of the total Jetcast Stock owned by each Stockholder at the Effective Time (such percentage interest, the "Pro Rata Percentage") is accurately indicated on Exhibit A.  Such Jetcast Stock constitutes all of the Shares owned by each Stockholder.  Each Stockholder owns his or her Jetcast Stock free and clear of all Liens.  Immediately after the Closing, the Stockholders will not have any continuing right, title or interest in or to Jetcast Stock, other than the right to receive the Merger Consideration.  None of the Stockholders is a party to any option, warrant, purchase right or other contract or commitment (other than this Agreement) that requires any Stockholder to sell, transfer or otherwise dispose of all or any portion of such Stockholder’s Jetcast Stock.  Such Stockholder’s Jetcast Stock have been fully paid for and allocated or issued to such Stockholder, or to such Stockholder’s predecessor in interest followed by a valid and binding transfer to such Stockholder, in each case in accordance with all requirements of Law and Jetcast’s organizational documents.

5.20.           Investor Status.  At the time the Stockholders were offered the Lenco Common Stock, each Stockholder was, and as of the date hereof each Stockholder is: (a) an "accredited investor" as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7) or (a)(8) under the Securities Act or (b) a "qualified institutional buyer" as defined in Rule 144A(a) under the Securities Act.  None of the Stockholders is required to be registered as a broker-dealer under Section 15 of the Exchange Act.

5.21.           Investment Intent.  Each of the Stockholders are purchasing the Lenco Common Stock for investment for their own account only and not with a view to, or for resale in connection with, any "distribution" thereof within the meaning of the Securities Act.

5.22.           Restrictions on Transfer.  Each of the Stockholders understands that the Stock Consideration and the Contingent Consideration Stock (collectively, the "Lenco Consideration Stock") will be "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, each Stockholder must hold the Lenco Consideration Stock indefinitely unless such Lenco Consideration Stock is registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.  Each of the Stockholders acknowledges that Lenco has no obligation to register or qualify the Lenco Consideration Stock.  Stockholders further acknowledge that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Lenco Consideration Stock, and requirements relating to Lenco which are outside of the Stockholders’ control, and which Lenco is under no obligation and may not be able to satisfy.

5.23.           Informed Investment and Access to Information.  Each of the Stockholders is aware of Lenco’s business affairs and financial condition and has acquired sufficient information about Lenco to reach an informed and knowledgeable decision to acquire the Lenco Consideration Stock.

5.24.           Legends.  Each of the Stockholders understands that there are substantial restrictions on the transferability of the Lenco Consideration Stock and that any certificate or other document evidencing the Lenco Consideration Stock will have substantially the following restrictive legend thereon:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED OR PLEDGED IN THE ABSENCE OF SUCH REGISTRATION UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF LENCO AND BUYER

Except as set forth in the disclosure schedule dated as of the date hereof delivered by Lenco and Merger Sub to Jetcast (the "Lenco Dislosure Schedule"), Lenco and Merger Sub represent and warrant to the Stockholders that:

6.01.           Due Organization.  Lenco is a corporation duly organized and validly existing under the laws of Delaware and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted or as contemplated herein.  Merger Sub is a corporation duly organized and validly existing under the laws of Nevada and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted or as contemplated herein.

6.02.           Due Authorization; Validity of This Agreement.  Merger Sub and Lenco have full corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.  This Agreement has been approved by the board of directors of Lenco and Merger Sub, and no other corporate proceedings or approvals on the part of Lenco, Merger Sub or their stockholders are necessary to authorize the execution and delivery of this Agreement or the consummation by Lenco and Merger Sub of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Lenco and Merger Sub, and, assuming the due authorization, execution and delivery hereof by Jetcast and Stockholders, constitutes a valid and legally binding agreement of Lenco and Merger Sub, enforceable against Lenco and Merger Sub in accordance with its terms, except as the same may be limited by bankruptcy, insolvency, reorganization or other laws affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to the availability of equitable remedies.

6.03.           No Conflict with Charter Documents, Laws or Material Contracts. The execution, delivery and performance of this Agreement by Merger Sub, and the consummation of the transactions contemplated hereby do not and will not violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, require any consent, waiver or approval under, or require any offer to purchase or any prepayment of any debt or result in the creation of any Lien upon any of the properties or assets of Merger Sub under any of the terms, conditions or provisions of (a) the certificate of incorporation or bylaws of Merger Sub, (b) any statute, law, ordinance, rule, regulation, judgment, decree, order, injunction, writ, permit or license of any Governmental Authority applicable to Merger Sub or any of its respective properties or assets, or (c) any written Contract to which Merger Sub is a party or by which Merger Sub or any of its properties or assets may be bound or affected.

6.04.           Capital Structure.

(a)           Lenco’s Capital Structure.  The authorized capital stock of Lenco consists, as of the date of this Agreement, of 250,000,000 shares of common stock, $0.001 par value per share, of which 66,052,746 shares are issued and outstanding; and 1,000,000 shares preferred stock, of which 0 shares designated as Series B Preferred Stock are issued and outstanding.  All of the outstanding shares of Lenco’s capital stock have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

(b)           Merger Sub’s Capital Structure.  The authorized capital stock of Merger Sub consists, as of the date of this Agreement, of 100 shares of common stock, $0.001 par value per share, of which 1,000 shares are issued and outstanding immediately prior to the Closing.  All of the outstanding shares of Merger Sub’s common stock are owned solely by Lenco and have been duly authorized, are fully paid and nonassessable and were issued in compliance with all applicable federal and state securities laws.

6.05.           Financial Statements. Lenco has made available to the Stockholders its financial statements (including balance sheet and income statement) as of June 30, 2010 as filed with the SEC ("Lenco’s Financial Statements").  Lenco’s Financial Statements have been prepared consistent with past practices and fairly present in all material respects the financial condition and operating results of Lenco and Lenco’s subsidiaries as of the dates and for the periods indicated therein.

6.06.           No Undisclosed Liabilities.  Lenco has no liabilities or obligations other than those disclosed in Lenco’s Financial Statements or those incurred in the ordinary course of Lenco’s business since June 30, 2010, or which individually or in the aggregate, do not or would not have a material adverse effect on the financial condition of Lenco.  There are no proposals currently under consideration or currently anticipated to be under consideration by Lenco’s board of directors or Lenco’s executive officers which proposal would change its organizational documents as currently in effect, with or without stockholder approval, which change would reduce or otherwise adversely affect the rights and powers of Lenco’s stockholders.

6.07.           No Breach of Material Contracts.  Lenco and Merger Sub are not, and to the knowledge of its chief executive officer, no other party to a material Contract with Lenco or Merger Sub is in breach of such Contract, the termination of which would have a Material Adverse Effect upon Lenco, Merger Sub or their respective operations or assets.

6.08.           No Intellectual Property Rights Violations or Infringement.  During the three (3) years preceding the date hereof, to the knowledge of Lenco’s chief executive officer, Lenco and Merger Sub have not interfered with, infringed upon, or misappropriated any intellectual property rights of third Persons.  Neither Lenco nor Merger Sub have received any charge, complaint, claim, demand or notice alleging any such interference, infringement or misappropriation.  To the knowledge of Lenco’s chief executive officer, use of the Intellectual Property used by Lenco and Merger Sub will not interfere with, infringe upon, misappropriate or otherwise come into conflict with any intellectual property rights of third Persons as a result of the continued operation of Lenco’s or Merger Sub’s business as presently conducted by Lenco and Merger Sub.

6.09.           No Employment Claims or Liabilities.  There is not now pending, and to the knowledge of Lenco’s chief executive officer, there is no reasonable basis for any claim by any employee, former employee, candidate, or non-employee worker of Lenco or Merger Sub that they were subject to a wrongful discharge, or any employment discrimination or retaliation by Lenco or Merger Sub, or their management, arising out of or relating to such individual’s race, sex, age, religion, national origin, ethnicity, handicap or any other protected characteristic or activity under applicable Laws, and Lenco and Merger Sub have not breached any promises, agreements or understandings made to or with any Employee, candidate or non-employee worker.

6.10.           No Litigation.  There are no claims, suits, actions, proceedings or similar events or matters pending, or threatened against, relating to or affecting Lenco or Merger Sub (including their assets and properties), before any court, Governmental Authority or any arbitrator which would interfere with Lenco’s and Merger Sub’s ability to consummate the transactions contemplated hereby.

6.11.           Payment of All Taxes.  (a) Lenco and Merger Sub have filed all Tax Returns required to be filed by them; (b) all such Tax Returns are complete and accurate in all respects and all Taxes shown to be due on such Tax Returns have been timely paid; (c) Lenco and Merger Sub have paid or caused to be paid all Taxes due in respect of the periods for which returns are due (whether or not such Taxes are shown on any Tax Return); (d) Lenco and Merger Sub have no liability for Taxes in excess of the amount so paid; (e) Lenco and Merger Sub have not waived or been requested to waive any statute of limitations in respect of Taxes; (f) there is no action, suit, audit, claim or assessment pending and, to the knowledge of Lenco’s chief executive officer, there is no action, suit, investigation, audit, claim or assessment proposed or threatened, with respect to unpaid Taxes; (g) since January 1, 2005, no claim has been made by a taxing authority in a jurisdiction where Lenco or Merger Sub do not file Tax Returns that Lenco or Merger Sub is or may be subject to Taxes assessed by such jurisdiction; (h) there has been no examination of any Tax Return of Lenco or Merger Sub by the IRS or any appropriate state, local or foreign Taxing authority; (i) all deficiencies asserted or assessments made as a result of any examination of any Tax Return of Lenco or Merger Sub have been paid in full; (j) Lenco and Merger Sub have no liability for any Taxes of any Person, other than Lenco and its subsidiaries, (i) under Treasury Regulation section 1.1502-6 or any comparable provision of state, local, or foreign Law, (ii) as a transferee or successor, or (iii) by contract or otherwise; and (k) there are no Liens for Taxes on any asset of Lenco or Merger Sub.

6.12.           Registration Under the Securities Exchange Act of 1934.  The Lenco Common Stock has been registered under Section 12(g) of the Exchange Act and Lenco is subject to the periodic reporting requirements of Section 13 of the Exchange Act.  The Stockholders have access to true, complete, and correct copies of all forms, reports, schedules, statements, and other documents filed by Lenco under the Exchange Act (collectively, the "SEC Documents") at the SEC’s web address at http://www.sec.gov/search/search.htm which web address may from time to time change.  The SEC Documents, including, without limitation, any financial statements and schedules included therein, at the time filed or, if subsequently amended, as so amended, (a) did not contain any untrue statement of a material fact required to be stated therein or necessary in order to make the statements therein not misleading and (b) complied in all respects with the applicable requirements of the Exchange Act and the applicable rules and regulations thereunder.

6.13.           Trading Market.  As of the date of this Agreement and the Closing Date, (a) Lenco’s Common Stock is and shall be traded and quoted in the over-the-counter Bulletin Board market (the "OTCBB"), unless, as of the Closing Date Lenco’s Common Stock is traded on the NASDAQ Capital Market; (b) Lenco has filed an application with NASDAQ to have its Common Stock listed on the NASDAQ Capital Market; (c)  Lenco has and shall have performed or satisfied all of its undertakings to, and its obligations and requirements with, the SEC; and (d) Lenco shall use all commercially reasonable efforts to further the inclusion of the Lenco Common Stock for quotation on the NASDAQ Capital Market.

6.14.           Compliance with Laws.  Lenco and Merger Sub are not in violation of, and have not been given written notice of any violation of, any law, statute, order, rule, regulation, ordinance, code, ruling, decree or judgment of any Governmental Authority (collectively, "Laws").  No investigation, proceeding or review relating to Lenco or Merger Sub by any Governmental Authority is pending or, to the knowledge of Lenco’s chief executive officer, threatened.  Lenco and Merger Sub have all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to own, lease and operate its assets and properties and conduct its business as presently conducted (collectively, the "Lenco Permits").  The Lenco is not in violation of the terms of any Lenco Permit, and there has been no suspension of, imposition of additional conditions or requirements with respect to, default (with or without notice or lapse of time or both) under, or, to the knowledge of Lenco’s chief executive officer, event giving rise to any right of termination, amendment or cancellation of (without or without notice or lapse of time or both), any Lenco Permit.

6.15.           Absence of Changes.  Since June 30, 2010, there has not been (a) any material adverse change in the business, financial condition or results of operations of Lenco or Merger Sub taken as a whole, (b) any transaction committed to or consummated that is material to Lenco or Merger Sub taken as a whole, (c) any obligation, direct or contingent, that is material to Lenco or Merger Sub taken as a whole incurred by Lenco or Merger Sub, except such obligations as have been incurred in the Ordinary Course of Business, (d) any dividend or distribution of any kind declared, paid, or made on the capital stock of Lenco, or (e) any loss or damage (whether or not insured) to the property of Lenco or the Business which has a material adverse effect on the business, condition (financial or otherwise), or results of operations of Lenco or Merger Sub taken as a whole.

6.16.           Brokers and Finders.  Neither Lenco, Merger Sub nor any Affiliate of Lenco or Merger Sub has entered into any contract, arrangement or understanding with any person or firm which would result in the obligation of Lenco or Merger Sub to pay any investment banking fees, finder’s fees, or brokerage commissions in connection with the transactions contemplated hereby.

6.17.           Disclosure.  None of the representations or warranties of Lenco or Merger Sub contained herein contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact herein or therein necessary in order to make the statements contained herein or therein not misleading in any material respect.

ARTICLE VII
COVENANTS AND CERTAIN AGREEMENTS

7.01.           Conduct of Business Pending the Merger.  During the period from the date hereof to the Closing Date, except as otherwise expressly contemplated by this Agreement or as set forth on Jetcast Disclosure Schedule, Jetcast shall:

(a)          conduct its businesses in the Ordinary Course of Business (which shall permit the introduction and expansion of new products and services contemplated by current plans in effect as of the date of hereof);

(b)          use reasonable efforts to preserve intact its business organizations and goodwill and preserve the goodwill and business relationships with customers, vendors, manufacturers and others having business relationships with them;

(c)           not (i) amend or propose to amend its articles of incorporation or bylaws, (ii) split, combine or reclassify its outstanding capital stock, (iii) repurchase, redeem or otherwise acquire any Jetcast Stock; or (iv) form any subsidiary or purchase an equity interest in any person;

(d)           not declare or pay any dividends or declare or make any other distributions of any kind (other than distributions of cash to the Stockholders);

(e)           not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional Jetcast Stock, or any options, warrants or rights of any kind to acquire any Jetcast Stock or other interests of any class or any debt or equity securities which are convertible into or exchangeable for such interests;

(f)            not mortgage, pledge or subject to Lien any of its assets or properties;

(g)           not (i) incur or become contingently liable with respect to any Indebtedness for borrowed money other than borrowings in the Ordinary Course of Business that will be repaid at or prior to Closing, (ii) make any acquisition of any assets or businesses other than acquisitions in the Ordinary Course of Business, (iii) sell, pledge, abandon or otherwise dispose of or encumber any material assets or businesses other than sales or dispositions of businesses or assets (x) in the Ordinary Course of Business or (y) already contracted by Jetcast or as may be required by applicable Law, or (iv) enter into any binding contract, agreement, commitment or arrangement with respect to any of the foregoing;

(h)           not enter into or amend any employment agreements or arrangements;

(i)            not increase the salary or monetary compensation of any employee;

(j)            not make any material capital expenditures or enter into any binding commitment or contract to make such expenditures;

(k)          not seek to accelerate the receipt of amounts due with respect to receivables, or agree to lengthen the period for payment of accounts payable;

(l)            not adopt a plan or agreement of complete or partial liquidation, dissolution, restructuring, merger, consolidation, recapitalization or other reorganization of Jetcast or adopt resolutions providing for or authorizing any such transaction;

(m)          not enter into any settlement, consent decree or other agreement or arrangement with any third party or Governmental Authority that will limit or adversely impact the way in which Jetcast may be operated after the Closing or would require the payment by Jetcast of any material funds after the Closing;

(n)           not (i) make or change any Tax election, (ii) change an annual accounting period, (iii) adopt or change any Tax accounting method, (iv) file any amended Tax Return, (v) enter into any closing agreement, (vi) settle any Tax claim or assessment relating to Jetcast, or (vii) surrender any right to claim a refund of Taxes, if any such action described in clauses (i) through (vii) could have the effect of increasing the Tax liability of Jetcast for any period ending after the Closing Date;

(o)           not enter into any Contract contemplating payments to or from Jetcast in excess of $25,000 during any twelve-month period or with a term of twenty-four (24) months or longer; or amend any term, condition or provision of or terminate any such Contract;

(p)           not modify or amend any existing insurance policy; or

(q)           not authorize any of, or commit or agree to take any of, the foregoing actions.

7.02.           Tax Covenants.

(a)           From and after the Closing Date, Lenco shall, at its own expense, prepare and file, or cause to be prepared and filed, all Tax Returns of Jetcast for all taxable periods beginning after the Closing Date.

(b)           Lenco shall, at its own expense, prepare and file, or cause to be prepared and filed, all Tax Returns of Jetcast for all taxable periods ending on or prior to the Closing Date that have not been filed as of the Closing Date.  Any Tax Returns prepared by Lenco for any taxable period ending on or prior to the Closing Date shall be prepared in a manner consistent with past practices of Jetcast (except as required by applicable law) during the taxable periods ending on or prior to the Closing Date.  Thirty (30) days prior to the due date for any such income Tax Return (or thirty (30) days prior to the filing of any amended Tax Return), Lenco will provide to the Stockholders' Representative a copy of such income Tax Return or amended Tax Return, and Lenco shall incorporate therein reasonable comments timely provided in writing by the Stockholders' Representative.  For purposes of the foregoing, comments provided on or before the earlier to occur of (i) thirty (30) days after delivery of such income Tax Return or amended Tax Return by Lenco to the Stockholders' Representative and (ii) seven (7) days prior to the due date for any such income Tax Return or amended Tax Return, shall be considered timely.

(c)           In the case of any taxable period beginning on or before the Closing Date and ending after the Closing Date (an "Overlap Period"), Lenco shall, at its own expense, prepare and file, or cause to be prepared and filed, all Tax Returns of Jetcast.  Such Tax Returns shall be prepared in a manner consistent with past practices of Jetcast (except as required by applicable law) during the taxable periods (or portions thereof) ending on or prior to the Closing Date (the "Pre-Closing Periods").  Thirty (30) days prior to the due date for any such income Tax Return (or thirty (30) days prior to the filing of any amended Tax Return), Lenco will provide to the Stockholders' Representative a copy of such amended Tax Return or pro-forma income Tax Return reflecting only Jetcast and Lenco shall incorporate therein reasonable comments timely provided in writing by the Stockholders' Representative.  For purposes of the foregoing, comments provided on or before the earlier to occur of (a) thirty (30) days after delivery of such income Tax Return or amended Tax Return by Lenco to the Stockholders' Representative and (b) seven (7) days prior to the due date for any such income Tax Return or amended Tax Return, shall be considered timely.

(d)           For purposes of apportioning liability for Taxes in connection with any Overlap Period (a) in the case of Taxes based upon or related to income or receipts, the amount of any such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be determined based on an interim closing of the books as of the close of business on the Closing Date; and (b) in the case of Taxes other than Taxes described in clause (a), the amount of such Taxes allocable to the portion of the taxable period ending on the Closing Date shall be the product of (i) the amount of such Taxes for the entire period and (ii) a fraction the numerator of which is the number of calendar days in the period ending with the Closing Date and the denominator of which is the number of calendar days in the entire period.

(e)           The Stockholders shall timely pay, or cause to be paid, any Taxes shown as due on any Tax Return prepared pursuant to Section 7.02(b) or Section 7.02(c) to the extent such Taxes relate to a Pre-Closing Period and are not reflected as a liability on the Closing Financial Statements.

(f)           Lenco, Jetcast and the Stockholders' Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of all Tax Returns and any audit, litigation, or other proceeding with respect to Taxes.  Such cooperation shall include the retention and the provision of records and information reasonably relevant to any such audit, litigation or other proceeding, and the provision of powers of attorney, provided, however, that the party retaining such records may destroy such records after five (5) years with the consent of the other party (and if such other party does not consent, such other party shall pay the costs of delivering such records to such other party and the costs of further retention).  Lenco and the Stockholders' Representative further agree to use commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed.

(g)           The Stockholders, on one hand, and Lenco, on the other hand, shall each be responsible for and shall pay for fifty percent (50%) of all stock transfer taxes, sales taxes, documentary stamp taxes, recording charges and other similar Taxes, if any, arising in connection with the transactions contemplated by this Agreement.  Each of the Parties hereto shall prepare and file, and shall fully cooperate with each other Party with respect to the preparation and filing of, any Tax Returns and other filings relating to any such Taxes or charges as may be required.

(h)           The Parties intend that the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.  Each Party shall use reasonable efforts to cause the Merger to so qualify.  Each Party agrees that it will not take any action, or fail to take any action, which action or failure would be reasonably likely to cause the Merger not to so qualify.

7.03.           Notification of Certain Matters.  Lenco, Merger Sub, Jetcast and Stockholders shall give prompt notice to the other Parties, of (a) the occurrence, or non-occurrence, of any event which would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied; and (b) any failure of Lenco, Merger Sub, Jetcast or Stockholders, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided that the delivery of any notice pursuant to this Section 7.02 shall not limit or otherwise affect the remedies available to the party receiving such notice.

7.04.           Access to Information; Documents.

(a)           From and after the date hereof until the Closing, Jetcast shall afford, and, with respect to clause (ii) below, shall cause the independent certified public accountants for Jetcast to afford, (i) to the Representatives of Merger Sub, upon reasonable advance notice, free and full access at all reasonable times to the properties, books and records, including Tax Returns filed and those in preparation, of Jetcast, with all such documents and materials to be delivered or made available, and the right to consult with the Representatives of Jetcast in order that Merger Sub may have full opportunity to make such investigations as they shall reasonably desire to make of the operations, properties, business, or financial condition of Jetcast, (ii) to the independent certified public accountants of Merger Sub, free and full access at all reasonable times to the work papers and other records of the accountants relating to Jetcast, and (iii) to Merger Sub and its Representatives, such additional financial and operating data and other information as to the properties, operations, business, or financial condition of Jetcast as Merger Sub shall from time to time reasonably require.

(b)           From the date of this Agreement through and including the Closing, Merger Sub and Jetcast agree to furnish to each other copies of any notices, documents, requests, court papers, or other materials received from any governmental agency or any other third party with respect to the transactions contemplated by this Agreement, except where it is obvious from such notice, document, request, court paper or other material that the other party was already furnished with a copy thereof.

7.05.           Public Announcements.  Upon execution of this Agreement,  Merger Sub and/or Lenco shall make public releases or announcements concerning the transactions contemplated hereby reasonably acceptable to Jetcast.  Lenco or Merger Sub shall use its reasonable best efforts to allow Jetcast reasonable time to comment on such release or announcement in advance of such issuance, but such time and approval shall be limited by the requirements of filing such announcements on a timely basis as per SEC regulation regarding filing of 8-K information.

7.06.           Confidential Information.  For a period of five (5) years after the Closing Date, each Stockholder will hold, and will use its best efforts to cause his or her respective Representatives to hold, in confidence, unless compelled to disclose by any Law, all confidential documents and information concerning Jetcast, except to the extent that such information is (a) in the public domain through no fault of such Stockholder or any of its Representatives or (b) later lawfully acquired by such Stockholder on a non-confidential basis from sources other than Merger Sub or any of its Affiliates.  The obligation of each Stockholder to hold any such information in confidence shall be satisfied if he or she exercises the same care with respect to such information as such Stockholder would take to preserve the confidentiality of its own similar information.

7.07.           Lockup of Lenco Common Stock.

(a)           Lockup Agreement.  Each Stockholder agrees and covenants that such Stockholder will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of the Lenco Common Stock issued as part of the Stock Consideration (the "Lockup Shares"), (ii) enter into a transaction which would have the same effect, or (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of the Lockup Shares, whether any such aforementioned transaction is to be settled by delivery of shares of the Lockup Shares or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement (the "Lockup Agreement") until such time as the Lockup Shares are released from this Lockup Agreement as provided in Section 7.07(b).

(b)           Release From the Lockup Agreement.  Twenty-five percent (25%) of each Stockholder’s Pro Rata Percentage of the Lockup Shares shall be released from the Lockup Agreement on the first day of each calendar quarter following Lenco’s filing with the SEC of the results for the last quarter of the Measurement Period; provided, however, if such SEC filing occurs within twenty (25) days prior to the beginning of the following calendar quarter then the first day that any of the Lockup Shares are released from the Lockup Agreement will be the beginning of the second calendar quarter following Lenco’s filing with the SEC of the results for the last quarter of the Measurement Period.

(c)           Transfer Agent May Decline Transfer.  In furtherance of the foregoing, each of the Stockholders authorizes Lenco and its Transfer Agent and registrar to decline to make any transfer of shares of the Lockup Shares if such transfer would constitute a violation or breach of this Section 7.07.

(d)           Restricted Legend.  The Parties agree that the certificates representing the Lockup Shares issued in connection with this Agreement may bear a restricted legend similar to the following:

THE TRANSFER, SALE, PLEDGE OR HYPOTHECATION OF THE SHARES COVERED BY THIS CERTIFICATE IS RESTRICTED BY THE TERMS OF A LOCKUP AGREEMENT ENTERED INTO IN CONNECTION WITH A MERGER AGREEMENT BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THIS CERTIFICATE.  A COPY OF THE MERGER AGREEMENT CAN BE OBTAINED FROM THE ISSUER.

7.08.           Expenses and Fees.  Each of the Parties hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby, including, but not limited to, any such costs and expenses incurred by any Party hereto (which, in the case of the Stockholders and Jetcast, shall include the costs of the Stockholders and Jetcast) in connection with the negotiation and preparation of this Agreement, regardless of whether the transactions contemplated hereby are consummated (such amount incurred by Jetcast for itself and on behalf of the Stockholders, the "Jetcast Transaction Expenses").  Jetcast shall deliver an itemized list of Jetcast Transactions Expenses as of the Closing Date to Merger Sub.  Any Jetcast Transaction Expenses (other than those included in Specified Accounts Payable) outstanding as of the Closing shall be deemed to reduce Jetcast’s Net Working Capital at Closing.

7.09.           Efforts; Agreement to Cooperate.  Subject to the terms and conditions of this Agreement and applicable Law, Merger Sub, Lenco, Jetcast and each Stockholder shall use all reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including to obtain all necessary or appropriate waivers, consents and approvals of any Governmental Authority or third party, to effect all necessary registrations, filings and submissions and to lift any injunction, order or decree of a court or other Governmental Authority of competent jurisdiction or other legal bar to consummation of the Merger or otherwise restraining or prohibiting the consummation of the Merger (and, in such case, to proceed with the consummation of the Merger as expeditiously as possible), including through all possible appeals.

7.10.           Further Assurances.  Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

ARTICLE VIII
CONDITIONS TO CLOSING

8.01.           Conditions to the Obligations of Each Party.  The respective obligations of Merger Sub and the Stockholders to consummate the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following condition:

(a)           No Judgments.  No judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction shall be in effect which has the effect of making the Merger illegal or otherwise restraining or prohibiting the consummation of the Merger.

(b)           Exchange Agent Agreement.  Lenco, Merger Sub and the Exchange Agent shall have entered into an agreement with the Exchange Agent in a form satisfactory to Jetcast.

8.02.           Conditions to the Obligations of Merger Sub and Lenco.  The obligations of Merger Sub and Lenco to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:

(a)           Performance of Obligations; Representations and Warranties.  Jetcast and the Stockholders shall have performed and complied with all agreements and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.  Each of Jetcast’s and Stockholders’ representations and warranties contained in ARTICLE V of this Agreement to the extent it is qualified by Material Adverse Effect or materiality shall be true and correct in all respects and each of Jetcast’s representations and warranties to the extent it is not so qualified by Material Adverse Effect or materiality, shall be true and correct in all material respects, in each case, on and as of the Closing with the same effect as though such representations and warranties were made on and as of the Closing, except for changes permitted by this Agreement and except to the extent that any representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be evaluated as of such earlier date.

(b)           No Material Adverse Effect.  No event or events has, had or shall have occurred that would reasonably be expected to have a Material Adverse Effect on Jetcast.

(c)           Consents.  Jetcast shall have received all necessary consents with respect to this Agreement and the transactions contemplated herein, in form and substance reasonably satisfactory to Merger Sub, from the other parties to each Contract, lease or agreement to which Jetcast is a party.

(d)           Employment Agreements.  John Williams, Jeff Pescatello and Todd Wooten will have entered into independent contractor or employment agreements with Merger Sub.

(e)          Merger Sub shall have conducted and completed a due diligence review of Jetcast and the results of such due diligence review shall have been satisfactory to Merger Sub in Merger Sub’s sole discretion.

8.03.           Conditions to the Obligations of Jetcast and Stockholders.  The obligations of Jetcast and Stockholders to consummate the Merger are subject to the satisfaction or waiver of the following further conditions:

(a)           Closing Merger Consideration.  Deposit of the Cash Consideration and the Stock Consideration with the Exchange Agent in accordance with Section 2.08.

(b)           Performance of Obligations; Representations and Warranties.  Merger Sub shall have performed and complied with all agreements and conditions contained in this Agreement that are required to be performed or complied with by it prior to or at the Closing.  Each of Merger Sub’s representations and warranties contained in ARTICLE VI of this Agreement shall be true and correct in all material respects, in each case, on and as of the Closing with the same effect as though such representations and warranties were made on and as of the Closing, except for changes permitted by this Agreement and except to the extent that any representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall be evaluated as of such earlier date.

(c)           No Material Adverse Effect.  No event or events has, had or shall have occurred that would reasonably be expected to have a Material Adverse Effect on Merger Sub or Lenco.

(d)           Maximum Outstanding Shares of Lenco.  Lenco shall have no more than 68 million shares of Lenco Common Stock outstanding on the Closing Date.  To the extent that Lenco has more than 68 million shares of its common stock outstanding on the Closing Date then the number of shares of Lenco Common Stock that comprise the Stock Consideration pursuant to Section 3.01(a) of this Agreement shall be increased to an amount equal to 10.45% of the number of shares of Lenco Common Stock outstanding on the Closing Date.

(e)           NASDAQ Listing Application.  Lenco shall have filed an application with the NASDAQ Stock Market to have Lenco’s common stock listed on the NASDAQ Capital Market.

ARTICLE IX
TERMINATION

9.01.           Termination.  This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Closing:

(a)           by mutual written consent of Merger Sub and the Stockholders' Representative;

(b)           by either Merger Sub or the Stockholders' Representative:

(i)        if any court of competent jurisdiction in the United States or other United States Governmental Authority shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; or

(ii)       If the Merger has not been consummated on or before the date that is ten business days after the date hereof (such date, the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(c)(ii) shall not be available to any party whose breach of any provision of this Agreement has been a material cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date;

(c)           by Merger Sub, if there has been a material breach by Jetcast or any Stockholder or Stockholders of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 8.02(a) and (ii) cannot be cured prior to the Termination Date; provided that Merger Sub is not then in breach of this Agreement such that any of the conditions set forth in Section 8.01 or Section 8.03 would not be satisfied; or

(d)           by the Stockholders' Representative, if there has been a material breach by Merger Sub of any representation, warranty, covenant or agreement contained in this Agreement which (i) would result in a failure of a condition set forth in Section 8.03(a) and (ii) cannot be cured prior to the Termination Date; provided that neither the Stockholders nor Jetcast is then in breach of this Agreement such that any of the conditions set forth in Section 8.01 or Section 8.02 would not be satisfied.

The termination of this Agreement (except pursuant to Section 9.01(a)) shall be effectuated by the delivery by the party terminating this Agreement to each other party of a written notice of such termination.

9.02.           Effect of Termination.  Except where this Agreement has been terminated pursuant to Sections 9.01(c) or (d), in the event of termination of this Agreement pursuant to the remaining provisions of Section 9.01, this Agreement shall forthwith become null and void, and there shall be no liability or further obligation on the part of Merger Sub, Jetcast, any Stockholder or their respective officers, managers or directors (except as set forth in Sections 7.08 and 9.02, all of which shall survive the termination).  Nothing in this Section 9.02 shall relieve any party from liability for any breach of any covenant or agreement of such party contained in this Agreement.  In the event this Agreement is terminated pursuant to Sections 9.01(c) or (d), Merger Sub or the Stockholders, as the case may be, shall have all rights and remedies available under applicable law or equity, subject to any limitations set forth herein.

ARTICLE X
INDEMNIFICATION

Each representation, warranty, covenant and obligation in this Agreement and any certificate or document delivered pursuant to this Agreement will survive the Closing, regardless of any investigation, inquiry or examination made for or on behalf of, or any Knowledge of any Person or the acceptance by a Person of any certificate or opinion, and Merger Sub and Lenco on the one hand and Stockholders, to the extent of their Pro Rata Percentage of the Merger Consideration, on the other, will be liable for any Damages resulting from any breaches thereof.  Notwithstanding anything to the contrary contained in this Agreement, nothing in this Article X shall operate to bar or limit any claim arising from or based on fraud, criminal misconduct, intentional or willful misrepresentation or intentional or willful breach of this Agreement.  For purposes of calculating the amount of Damages incurred by a party seeking indemnification hereunder arising out of or resulting from any breach or inaccuracy of a representation, warranty, covenant or agreement contained herein (but not for purposes of determining whether such a breach or inaccuracy has occurred), references to Knowledge, "Material Adverse Effect" or materiality (or other similar terms) shall be disregarded.  As used herein, Damages of a Person are not limited to matters asserted by third parties, but include Damages incurred or sustained by such Person in the absence of claims by Third parties.  All indemnification payments paid pursuant to this Article X shall be deemed adjustments to the Merger Consideration (with any adjustments to the Stock Consideration to be valued based on the VWAP for such Lenco Common Stock for the 10 day period prior to the Closing Date).

No party shall be entitled to indemnification hereunder with respect to Damages to the extent that provision or reserve in respect of the matters giving rise to such Damages has been made in the calculation of the Net Working Capital Adjustment Amount (but a party shall be entitled to indemnification hereunder to the extent that the amount of such Damages exceeds the provision or reserve for such Damages) or to the extent the matter giving rise to such Damages were disputed and resolved in connection with the Closing Financial Statements pursuant to Section 3.01(c).

ARTICLE XI
MISCELLANEOUS

11.01.           Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (i) immediately if delivered personally to, (ii) upon receipt after it is sent by registered or certified mail, return receipt requested, postage prepaid to, or (iii) one day after receipt is electronically confirmed (it being agreed that an automated reply shall not constitute confirmation), if sent by facsimile and e-mail to, the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to Merger Sub:	Jetco Sub, Inc. 345 Chapala St. Santa Barbara, California 93101 Attention: Michael Levinsohn Facsimile: 805-456-2063 E-Mail: michael.levinsohn@lencomobile.com

with copy to:	Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real San Diego, California 92130 Attention: James A. Mercer III Facsimile: (858) 509-3691 E-Mail: jmercer@sheppardmullin.com

If to Jetcast (prior to Closing):	Jetcast, Inc. PO Box 4453 Biloxi, MS 39535 Attention: John Williams Facsimile: 775-766-5691 E-Mail: john@jetcast.com

with copy to:	Cypress, LLP 11111 Santa Monica Blvd, Suite 500 Los Angeles, California 90025 Attention: Brent Bradley Facsimile: 424-750-5100 E-Mail: brent@cypressllp.com

If to any Stockholder:	Stockholders' Representative Jeff Pescatello, Jetcast, Inc. c/o Cypress, LLP 11111 Santa Monica Blvd, Suite 500 Los Angeles, California 90025 E-Mail: jeff@replaceads.com

11.02.           Interpretation.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  In this Agreement, unless a contrary intention appears, (a) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision, and (b) reference to any Article or Section means such Article or Section hereof.  No provision of this Agreement shall be interpreted or construed against any party hereto solely because such party or its legal counsel drafted such provision.  Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."  All Schedules and Exhibits referred to herein are intended to be and hereby are specifically made a part of this Agreement.

11.03.           Governing Law.  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware as applied to contracts made and fully performed in such state, without giving effect to its conflicts or choice of law principles.

11.04.           Binding Effect; No Assignment.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, successors and assigns.  This Agreement may not be assigned by any of the parties hereto without the prior written consent of the other parties hereto; provided, however, that Merger Sub may, without the consent of Jetcast or the Stockholders, (a) assign any or all of its rights and interests hereunder to one or more of its affiliates, (b) designate one or more of its affiliates to perform its obligations hereunder and (c) collaterally assign its rights, interests and obligations to any financial institution providing debt financing for the transactions contemplated hereby; provided that no such assignment shall relieve Merger Sub of any of its obligations hereunder.

11.05.           Amendments; Extensions.

(a)           This Agreement may not be amended except by an instrument in writing signed on behalf of Jetcast, Merger Sub and the Stockholders' Representative.

(b)           At any time prior to the Closing, the parties hereto, by action taken or authorized by their respective boards of directors or other comparable bodies, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure or delay of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

11.06.           Entire Agreement.  This Agreement (including Jetcast Disclosure Schedule and the Exhibits hereto) constitute the entire agreement between the parties with respect to the subject matter hereof and supersede all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement.  No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by any party hereto.  Neither this Agreement nor any provision hereof is intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

11.07.           Severability.  Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof but shall be interpreted as if it were written so as to be enforceable to the maximum extent permitted by applicable Laws, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.  To the extent permitted by applicable Laws, the parties hereby waive any provision of law which renders any provisions hereof prohibited or unenforceable in any respect.

11.08.           Stockholders’ Representative.

(a)           Appointment. Jeff Pescatello is hereby appointed as representative (the "Stockholders’ Representative") for and on behalf of the Stockholders to take all actions necessary or appropriate in the judgment of the Stockholders' Representative for the accomplishment of the terms of this Agreement and the transactions contemplated hereby.  The holders of a majority of Jetcast Stock as of immediately prior to the Closing may replace the Stockholders' Representative upon not less than ten (10) days’ prior written notice to Merger Sub.  No bond shall be required of the Stockholders' Representative and the Stockholders' Representative shall receive no compensation for his or her services.  Notices of communications to or from the Stockholders' Representative shall constitute notice to or from each of the Stockholders.

(i)       Liability; Indemnification.  The Stockholders' Representative shall not be liable for any act done or omitted in such capacity while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.  The Stockholders shall severally indemnify the Stockholders' Representative and hold him or her harmless against any loss, liability or expense incurred without gross negligence or bad faith on the part of the Stockholders' Representative and arising out of or in connection with the acceptance or administration of his or her duties hereunder.

(ii)       Authority.  Any decision, act, consent or instruction of the Stockholders' Representative shall constitute a decision of all of the Stockholders and shall be final, binding and conclusive upon every Stockholder and the Escrow Agent and Merger Sub may rely upon any decision, act, consent or instruction of the Stockholders' Representative as a decision, act, consent or instruction of each and every Stockholder.  The Escrow Agent and Merger Sub are hereby relieved from any liability to any person for acts done by them in accordance with such decision, act, consent or instruction of the Stockholders' Representative.

11.09.           Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any of the provisions of this Agreement were not to be performed in accordance with the terms hereof, and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedies at law or in equity.

11.10.           Set off.  Upon notice to the Stockholders' Representative specifying in reasonable detail the basis therefor, Lenco may set off any amount to which it may be entitled under Article X against any Contingent Consideration or other amounts payable to the Stockholders. The exercise of such right of setoff by Lenco in good faith, whether or not ultimately determined to be justified, will not constitute an event of default under this Agreement.

11.11.           Counterparts.  This Agreement may be executed in two or more counterparts, and may be delivered by facsimile or electronic mail in portable document format or other means intended to preserve the original graphic content of a signature.  Each such counterpart shall be deemed an original and all of which, taken together, shall be deemed to be one and the same instrument.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

Merger Sub:

JETCO SUB, INC.
By:	/s/ Michael Hill
Name: Michael Hill Title: President

Lenco:

LENCO MOBILE INC.
By:	/s/ Michael Levinsohn
Name: Michael Levinsohn Title: Chief Executive Officer

Jetcast:

JETCAST, INC.
By:	/s/ John Williams
Name: John Williams Title: CEO

[SIGNATURE PAGE TO MERGER AGREEMENT]

Stockholders:

/s/ John Williams
John Williams

/s/ Julie Williams
Julie Williams

/s/ Jeff Pescatello
Jeff Pescatello

/s/ Todd Wooten
Todd Wooten

/s/ Maureen Wooten
Maureen Wooten

MeTV Network, Inc.

By:	/s/ John Williams
Name: John Williams
Title: President

The Williams Family Trust

By:	/s/ George Williams
Name: George Williams
Title: Trustee

[SIGNATURE PAGE TO MERGER AGREEMENT]